DLA Piper US LLP 2000 University Avenue East Palo Alto, California 94303-2214 www.dlapiper.com Dennis C. Sullivan dennis.sullivan@dlapiper.com T 650.833.2243 F 650.687.1200
GSI TECHNOLOGY, INC. HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. § 200.83

February 16, 2007

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 6010

Washington, DC  20549

Attn:  Ms. Peggy A. Fisher and Mr. Tim Buchmiller

Re:                             GSI Technology, Inc.
Registration Statement on Form S-1 filed January 10, 2007
File No. 333-139885

Ladies and Gentlemen:

This letter responds to the letter dated February 5, 2007, setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Registration Statement on Form S-1 (the “Registration Statement”) of GSI Technology, Inc. (the “Company”), filed on January 10, 2007.  For your convenience, we have repeated the Staff’s comments in this letter along with the Company’s responses.  To respond to the Staff’s comments, the Company is filing concurrently with this letter Amendment No. 1 to the Registration Statement (“Amendment No. 1”).  A marked copy of Amendment No. 1 indicating changes from the Registration Statement is enclosed and is also being filed electronically with the Commission.  Page references in this letter are to page numbers in Amendment No. 1.

In addition to responding to the Staff’s comments, the Company advises the Staff that in Amendment No. 1, the Company has updated its disclosure and, among other things, included unaudited financial statements and other financial data as of and for the nine months ended December 31, 2006.

General

1.                                       Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information.  This includes the price range and related information based on a bona fide estimate of the public offering price within that range.  We may have further comments when you include pricing information and related disclosure.

Response:  The Company confirms that any preliminary prospectus that is circulated will include all non-Rule 430A information, including an estimated price range and related disclosure.

2.                                       Please provide us with copies of the industry reports you cite in your prospectus.  Clearly mark the relevant sections that support the data you have included in your prospectus and the page number of your prospectus where such data has been used.  Also tell us whether the sources of the cited data have consented to your use of their names and data and whether any of the reports were commissioned by you or prepared specifically for your use.

Response:  Attached hereto as Exhibit A is a copy of the report from Gartner Dataquest referred to in the prospectus.  The relevant sections are located at page 9 of the report and have been marked to show the page number in the prospectus where the data in the report has been used.  The report was not commissioned by the Company or prepared specifically for the Company’s use, and the Company has not obtained the consent of Gartner Dataquest to the use of its name or data in the prospectus.

Prospectus Cover Page

3.                                       Please remove the caption “Joint Book-running Managers” in order to comply with the staff’s long standing position on cover page content.

Response:   The Company acknowledges the Staff’s comment and has discussed this matter with the representatives of the underwriters for the offering.  The Company and the representatives of the underwriters believe that identifying the joint book-running managers on the prospectus cover page provides investors with useful and important information.  The caption identifies the institutions responsible for building the order book and confirming and delivering the securities, as well as for the overall coordination of the underwriting activities in the offering, including the selection of, and allocation of the securities to, the initial purchasers of securities.  Investors need to know the identity of the institutions to contact for information regarding these and other aspects of the offering process.  Without the caption, investors would likely conclude that the bank named on the left was the sole book-running manager for the offering.  Furthermore, the Company and the underwriters believe that the inclusion of the caption is consistent with Item 501(b)(8)(i) of Regulation S-K, which requires disclosure on the prospectus cover page of the names of the lead or managing underwriters and an identification of the nature of the underwriting arrangements.  For the foregoing reasons, the Company respectfully requests that the Staff not require deletion of the caption “Joint Book-running Managers” from the prospectus cover page.  We also note that an identical caption has been inserted on the outside back cover page.

Table of Contents

4.                                       We note that the first sentence in the paragraph following your table of contents cautions investors that they “should rely only on the information contained in this prospectus.”  Please consider whether this statement, in its current form, is consistent with your ability to use free writing prospectuses.

Response:  The first sentence of the paragraph following the table of contents of Amendment No. 1 has been revised in response to the Staff’s comment.

Prospectus Summary, page 1

5.                                       Please provide us with the basis for your belief that your company is a “leading provider” of “Very Fast” SRAM products.  In this regard, we note your disclosure that Gartner Dataquest estimates that the Very Fast SRAM segment of the market will be greater than $1.0 billion in 2007.  Based on that market size, and considering your historical revenues, it would appear that you have less than a 10% market share.  If so, please clarify how you have defined your leadership position.

Response:  The Company supplementally advises the Staff that it bases its statement that it is “a leading provider of very fast, low power, full featured SRAM products focused on networking and telecommunications applications” on information compiled by the Company which compares (i) the speed and low active power of the Company’s products to the speed and low active power of comparable products supplied by the Company’s principal competitors, and (ii) the breadth of the Company’s product offering to the product offerings of its principal competitors.  A chart comparing a representative sample of the Company’s products to a representative sample of its principal competitors’ products and the Company’s product offerings to the product offerings of these competitors is attached hereto as Exhibit B.  The Company’s technological leadership is also discussed in the prospectus (see pages 45 through 49).  It is the Company’s position that, based on the performance specifications of its products and the breadth of its product offering, as shown on Exhibit B and as described in the prospectus, the Company appropriately considers itself to be a “leading provider” of such products.  The Company supplementally advises the Staff that the Company’s competitors with broader product offerings are companies that supply both SRAMs and fast SRAMs, and that the Company does not purport to be a leading provider of SRAMs generally, but a leading provider of very fast SRAMs.

6.                                       In the second paragraph, please also disclose your reliance on a small number of OEMs, particularly Cisco Systems, for a significant portion of your historical revenues.

Response:  The second paragraph of the Prospectus Summary has been revised in response to the Staff’s comment.

Risk Factors

We could become subject to claims and litigation . . ., page 7

7.                                       We note your disclosure that in 2002 you settled patent litigation filed against you by a competitor and obtained a license from that competitor.  Please disclose if you had to pay a license fee or on-going royalty payments in order to obtain the license.

Response:  In response to the Staff’s comment, additional disclosure has been added to the risk factor on page 7.

If we do not successfully develop new products . . ., page 12

8.                                       We note your disclosure that “the networking and telecommunications markets are rapidly evolving and new standards are emerging.”  In an appropriate location in your prospectus, please characterize the predominance of products based on SRAM in the networking and telecommunications markets in which you compete.  If there are other existing or emerging technology standards other than SRAM that address the markets in which you compete, please include appropriate disclosure, including any appropriate risk factor disclosure.

Response:  In response to the Staff’s comment, the Company has revised and supplemented the risk factor disclosure on page 12 and provided additional disclosure on page 56 of the prospectus under the caption “Business — Competition”.  We also call the Staff’s attention to disclosure under the caption “Industry Background — Increasing Need for Very Fast SRAMs” on page 46 and under the caption “Business — Products” in the last paragraph of page 51 which describes networking and telecommunications applications currently addressed by Very Fast SRAMs.

Capitalization, page 23

9.                                       Please revise to remove the caption relating to cash and cash equivalents from your presentation of capitalization.

Response:  The capitalization table on page 23 has been revised in response to the Staff’s comment.

Management’s Discussion and Analysis

Overview, page 29

10.                                 We note that a significant portion of your sales are made to the direct customers indicated in the table on page 30.  If any of your direct customers have, or are anticipated to have, proprietary products that would compete with the products that you are selling through those direct customers to OEMs please include appropriate disclosure, including any appropriate risk factors.

Response:  The Company supplementally advises the Staff that it does not anticipate that any of the direct customers identified in the table on page 30 have or will have any proprietary products of their own that would compete with the Company’s products.  In particular, SMART Modular Technologies acts as Cisco Systems’ consignment warehouse and, as such, relies on Cisco for instructions regarding the purchasing of the Company’s products.  Asindicated in the table, the other two customers, Avnet Logistics and Nu Horizons, are distributors.

11.                                 We note your disclosure that purchases by Cisco Systems ranged from approximately 27% to 32% of your net revenues in each of the past three fiscal years and in the six months ended September 30, 2006.  If known, please disclose any discernable trends in the amount of purchases by Cisco Systems during these periods.

Response:  The paragraph in the Overview section regarding Cisco Systems on page 30 has been revised and clarified in response to the Staff’s comment.  Comparable changes have been made in the related risk factor disclosure on page 6 and under the heading “Business — Customers” on page 54.  The Company supplementally advises the Staff that it does not know of any discernable trend in the amount of purchases by Cisco Systems.  The percentage of the Company’s net revenues that is attributable to purchases from Cisco has fluctuated from period to period, and the Company expects such fluctuations to continue.

12.                                 We note from your disclosure under “Products” on page 50 that you continue to offer legacy products for longer periods of time than your competitors.  If material, please provide management’s analysis of how this aspect of your business strategy affects your average selling prices, gross margins and cash flows from operating activities.

Response:  The Company supplementally advises the Staff that, although average selling prices tend to decline over the first several years of the product life of products sold in large quantities, prices of older “legacy” products, generally sold in more limited quantities, typically have resulted in gross profit margins comparable to the average gross margins for the Company’s other products.  Accordingly, the sale of these legacy products have not materially impacted the Company’s average selling prices, gross margins or cash flows from operating activities.

Fiscal Year Ended March 31, 2006 Compared to Fiscal Year Ended March 31, 2005, page 33

Cost of Revenues, page 33

13.                                 We note in fiscal year 2006 you wrote off $900,000 in inventory as a result of an assembly error at one of your suppliers.  Please disclose the ultimate disposition of the impaired inventory.  Explain how and when these items were disposed.  When by sale, please disclose the impact on gross margins where significant.  Quantify any remaining balances on hand at September 30, 2006 and indicate how and when you expect to dispose of them.

Response:  The Company supplementally advises the Staff that it continues to hold 100 percent of the impaired inventory, which has been fully written off.  Due to the manufacturing error, the Company will not be able to sell any of the written-off inventory, and plans to scrap the inventory once discussions with the supplier regarding identification of the assembly error and remedial or compensatory measures, if any, have concluded.

Business

Customers, page 53

14.                                 We note the last paragraph on page F-9 of the financial statement footnotes.  Expand the disclosure here to identify each major customer who accounted for 10% or more of revenues for each of the last three years.

Response:  The Staff’s attention is directed to the table on the top of page 54 which lists each major customer who accounted for 10% or more of the Company’s revenues for each of the last three years.

Intellectual Property, page 56

15.                                 We note your disclosure that you hold three United States patents.  Please disclose the importance, and the duration and effect, of the patents that you hold.  Refer to Item 101(c)(iv) of Regulation S-K.

Response:  The disclosure under the caption “Business — Intellectual Property” on page 57 has been expanded in response to the Staff’s comment.

Management

Director Compensation, page 61

16.                                 Please revise to disclose the amount of cash compensation to be paid to your non-employee directors pursuant to your policy which will become effective upon the completion of your offering.

Response:  These matters remain under consideration by the Company’s Board of Directors and advisors.  Additional information will be provided by subsequent amendment.

Principal and Selling Stockholders, page 70

17.                                 Once you have identified the selling stockholders, please tell us whether any such selling stockholder is a broker-dealer or an affiliate of a broker-dealer.  If a selling stockholder is a broker-dealer, it must be identified as an underwriter with respect to the shares that it is offering for resale unless those shares were received as compensation for underwriting activities.  If any selling stockholder is an affiliate of a broker-dealer, it must be identified as an underwriter with respect to the securities it is offering for resale unless that selling securityholder is able to make the following representations in the prospectus:

•                  the seller purchased in the ordinary course of business; and

•                  at the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Response:  The Principal and Selling Stockholder section on pages 70 through 72 has been revised to identify the selling stockholders.  The Company supplementally advises the Staff that it has been advised that none of the selling stockholders is a broker-dealer or an affiliate of a broker-dealer.

Financial Statements

18.                                 Please update the financial statements when required by Rule 3-12 of Regulation S-X.  Also, include an updated accountant’s consent in any amended filings.

Response:  The prospectus has been updated to include unaudited financial statements for the nine month period ended December 31, 2006, and an updated accountant’s consent has been filed with Amendment No. 1.

Note 1.  The Company and Summary of Significant Accounting Policies, page F-8

Unaudited pro forma stockholder’s equity, page F-8

19.                                 We note on page 74, that the preferred stock will be converted provided that “the aggregate offering price of the shares offered in this offering equals or exceeds $10,000,000.”  Please reconcile this with your disclosure on page F-8.  If your offering range does not exceed $10,000,000, the pro forma adjustment for the conversion into common stock will not be accurate.  Please advise.

Response:  The Company acknowledges the Staff’s comment, and has revised the disclosure on page F-8 of Amendment No. 1 to address the Staff’s comment.  The Company supplementally advises the Staff that, given the preliminary price range discussed by the Company and the underwriters, the Company is confident that the aggregate price of the shares offered will exceed $10,000,000.

Note 4.  Related Party Transactions, page F-17

20.                                 Related party transactions should be disclosed on the face of the financial statements, pursuant to Rule 4-08(k) of Regulation S-X.  In this regard, revise to disclose separately the transactions with HolyStone Enterprises or advise us why this disclosure is not necessary.

Response:  The Company acknowledges the requirements of Rule 4-08(k) of Regulation S-X, but submits that disclosure of its relationship with HolyStone Enterprises (“HolyStone”), as described in Note 4 to the consolidated financial statements, is appropriate under the circumstances.  In evaluating the requirements of Rule 4-08(k) and whether the materiality of the transactions with HolyStone warrant separate disclosure on the face of the financial statements, the Company considered (i) the description of its relationship and transactions with HolyStone included in Note 4, (ii) that sales to HolyStone represented between 2% and 4% of its consolidated net revenues during the periods presented and (iii) that amounts due from HolyStone ranged from 2.5% to 7% at the end of the periods.  Based on its evaluation of these factors, the Company concluded that separate disclosure on the face of the financial statements was not warranted.

Note 10.  Stock Options, page F-23

21.                                 Provide us with an itemized chronological schedule detailing each issuance of your ordinary shares, preferred shares and stock options by the company or principal stockholder since January 2006 through the date of your response.  Include the following information for each issuance or grant date:

•                  number of shares issued or issuable in the grant;

•                  purchase price or exercise price per share;

•                  any restriction or vesting terms;

•                  management’s fair value per share estimate;

•                  how management determined the fair value estimate;

•                  identity of the recipient and relationship to the company;

•                  nature and terms of any concurrent transactions with the recipient; and

•                  amount of any recorded compensation element and accounting literature relied upon.

In the analysis requested above, highlight any transactions with unrelated parties believed by management to be particularly evident of an objective fair value per share determination.  Progressively bridge management’s fair value per share determinations to the current estimated IPO price per share.  Also, indicate when discussions were initiated with your underwriter(s).  We will delay our assessment of your response pending inclusion of the estimated IPO price in the filing.

Response:

[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

Part II of Registration Statement

Item 15 - Recent Sales of Unregistered Securities - Page II-1

22.                                 Please state the weighted average exercise prices for each of the three years.

Response:  Item 15 has been revised in response to the Staff’s comment to include the weighted average exercise prices.

Item 17 - Undertakings, page II-3

23.                                 Please note that due, in part, to the language of Securities Act Rule 430C(d), the undertakings included in Item 512(a)(5)(ii) and 512(a)(6) of Regulation S-K should be included in filings for initial public offerings.  Please revise your filing to include those undertakings.

Response:  The Company notes the Staff’s comment, but believes that Rule 430C(d) does not apply to this offering because the Company is relying on Rule 430A rather than Rule 430C.  In addition, Rule 430C(d) directs a registrant to include the undertakings required by Item 512(a) of Regulation S-K, “as applicable.”  However, these undertakings are required in connection with a Rule 415 offering.  The Company is not registering securities for an offering to be made on a continuous or delayed basis under Rule 415.

Exhibits

24.                                 Please file all other required exhibits with the next amendment to your registration statement, and allow sufficient time for staff review.

Response:  The Company has filed additional exhibits with Amendment No. 1.  The remaining unfiled exhibits will be filed by subsequent amendment.

We and the Company appreciate the Staff’s attention to the review of the Registration Statement and Amendment No. 1.  Please do not hesitate to contact the undersigned at (650) 833-2243 or Benjamin Griebe of this office at (650) 833-2209, if you have any questions regarding this letter or Amendment No. 1.

Sincerely,

DLA Piper US LLP

By:	/s/ Dennis C. Sullivan
Dennis C. Sullivan

cc:	Lee-Lean Shu, GSI Technology, Inc.
Douglas M. Schirle, GSI Technology, Inc.
Michael J. Wolf, The Nasdaq Stock Market

Exhibit A

Forecast: Memory, Worldwide, 2000-2010 (3Q06 Update)

Summary: Worldwide memory revenue will grow by 20% in 2006, to $59.4 billion. The NAND flash and pseudo static RAM markets will see the strongest growth, contributing to an overall compound annual rise of 6% from 2005 to 2010.

By Richard Gordon, Andrew Norwood, Joseph Unsworth and Clare Hirst

Table of Contents
1	Memory Markets Statistics Overview
2	DRAM Market Statistics
3	SRAM Market Statistics
4	Pseudo SRAM Market Statistics
5	NAND Flash Market Statistics
6	NOR Flash Market Statistics
7	EPROM Market Statistics
8	EEPROM Market Statistics
9	Mask ROM Market Statistics
10	Glossary of Terms

List of Tables
1-1	Worldwide Memory Revenue History and Forecast, 2000-2010 (Millions of Dollars)
1-2	Worldwide Memory Shipment History and Forecast, 2000-2010 (Millions of Units)
1-3	Worldwide Memory ASP History and Forecast, 2000-2010 (U.S. Dollars)
1-4	Worldwide Memory Shipment History and Forecast, 2000-2010 (Millions of Megabytes)
1-5	Worldwide Memory ASP per Megabyte History and Forecast, 2000-2010 (U.S. Dollars)
1-6	Worldwide Memory Shipment History and Forecast, 2000-2010 (Millions of Gigabytes)
1-7	Worldwide Memory ASP per Gigabyte History and Forecast, 2000-2010 (U.S. Dollars)
2-1	Worldwide DRAM Revenue History and Forecast, 2000-2010 (Millions of Dollars)
2-2	Worldwide DRAM Unit Shipment History and Forecast, 2000-2010 (Millions of Units)
2-3	Worldwide DRAM ASP History and Forecast, 2000-2010 (U.S. Dollars)
2-4	Worldwide DRAM Megabyte Shipment History and Forecast, 2000-2010 (Millions of Megabytes)
2-5	Worldwide DRAM ASP per Megabyte History and Forecast, 2000-2010 (U.S. Dollars)
2-6	Worldwide DRAM Megabyte Shipment History and Forecast, 2000-2010 (Millions of Gigabytes)
2-7	Worldwide DRAM ASP per Gigabyte History and Forecast, 2000-2010 (U.S. Dollars)
3-1	Worldwide SRAM Revenue History and Forecast, 2000-2010 (Millions of U.S. Dollars)
3-2	Worldwide SRAM Shipment History and Forecast, 2000-2010 (Millions of Units)
3-3	Worldwide SRAM ASP History and Forecast, 2000-2010 (U.S. Dollars)
3-4	Worldwide SRAM Shipment History and Forecast, 2000-2010 (Millions of Megabytes)
3-5	Worldwide SRAM ASP per Megabyte History and Forecast, 2000-2010 (U.S. Dollars)
4-1	Worldwide Pseudo SRAM Revenue History and Forecast, 2000-2010 (Millions of U.S. Dollars)
4-2	Worldwide Pseudo SRAM Shipment History and Forecast, 2000-2010 (Millions of Units)
4-3	Worldwide Pseudo SRAM ASP History and Forecast, 2000-2010 (U.S. Dollars)
4-4	Worldwide Pseudo SRAM Shipment History and Forecast, 2000-2010 (Millions of Megabytes)
4-5	Worldwide Pseudo SRAM ASP per Megabyte History and Forecast, 2000-2010 (U.S. Dollars)
5-1	Worldwide NAND Flash Revenue History and Forecast, 2000-2010 (Millions of U.S. Dollars)
5-2	Worldwide NAND Flash Shipment History and Forecast, 2000-2010 (Millions of Units)
5-3	Worldwide NAND Flash ASP History and Forecast, 2000-2010 (U.S. Dollars)
5-4	Worldwide NAND Flash Shipment History and Forecast, 2000-2010 (Millions of Megabytes)
5-5	Worldwide NAND Flash ASP per Megabyte History and Forecast, 2000-2010 (U.S. Dollars)
5-6	Worldwide NAND Flash Shipment History and Forecast, 2000-2010 (Millions of Gigabytes)
5-7	Worldwide NAND Flash ASP per Gigabyte History and Forecast, 2000-2010 (U.S. Dollars)
6-1	Worldwide NOR Flash Revenue History and Forecast, 2000-2010 (Millions of U.S. Dollars)
6-2	Worldwide NOR Flash Shipment History and Forecast, 2000-2010 (Millions of Units)
6-3	Worldwide NOR Flash ASP History and Forecast, 2000-2010 (U.S. Dollars)
6-4	Worldwide NOR Flash Shipment History and Forecast, 2000-2010 (Millions of Megabytes)
6-5	Worldwide NOR Flash ASP per Megabyte History and Forecast, 2000-2010 (U.S. Dollars)
7-1	Worldwide EPROM Revenue History and Forecast, 2000-2010 (Millions of U.S. Dollars)
7-2	Worldwide EPROM Shipment History and Forecast, 2000-2010 (Millions of Units)
7-3	Worldwide EPROM ASP History and Forecast, 2000-2010 (U.S. Dollars)

7-4	Worldwide EPROM Shipment History and Forecast, 2000-2010 (Millions of Megabytes)
7-5	Worldwide EPROM ASP per Megabyte History and Forecast, 2000-2010 (U.S. Dollars)
8-1	Worldwide EEPROM Revenue History and Forecast, 2000-2010 (Millions of U.S. Dollars)
8-2	Worldwide EEPROM Shipment History and Forecast, 2000-2010 (Millions of Units)
8-3	Worldwide EEPROM ASP History and Forecast, 2000-2010 (U.S. Dollars)
8-4	Worldwide EEPROM Shipment History and Forecast, 2000-2010 (Millions of Megabytes)
8-5	Worldwide EEPROM ASP per Megabyte History and Forecast, 2000-2010 (U.S. Dollars)
9-1	Worldwide Mask ROM Revenue History and Forecast, 2000-2010 (Millions of U.S. Dollars)
9-2	Worldwide Mask ROM Shipment History and Forecast, 2000-2010 (Millions of Units)
9-3	Worldwide Mask ROM ASP History and Forecast, 2000-2010 (U.S. Dollars)
9-4	Worldwide Mask ROM Shipment History and Forecast, 2000-2010 (Millions of Megabytes)
9-5	Worldwide Mask ROM ASP per Megabyte History and Forecast, 2000-2010 (U.S. Dollars)
10-1	Report Glossary

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Chapter 1

Memory Markets Statistics Overview

                                List of Tables

1-1         Worldwide Memory Revenue History and Forecast, 2000-2010 (Millions of Dollars)

1-2         Worldwide Memory Shipment History and Forecast, 2000-2010 (Millions of Units)

1-3         Worldwide Memory ASP History and Forecast, 2000-2010 (U.S. Dollars)

1-4         Worldwide Memory Shipment History and Forecast, 2000-2010 (Millions of Megabytes)

1-5         Worldwide Memory ASP per Megabyte History and Forecast, 2000-2010 (U.S. Dollars)

1-6         Worldwide Memory Shipment History and Forecast, 2000-2010 (Millions of Gigabytes)

1-7         Worldwide Memory ASP per Gigabyte History and Forecast, 2000-2010 (U.S. Dollars)

Table 1-1      (Top)      (Front Page)

Worldwide Memory Revenue History and Forecast, 2000-2010 (Millions of Dollars)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	CAGR 2005- 2010
DRAM	31,551.0	11,626.0	15,481.0	17,521.0	26,317.0	25,206.0	30,565.0	35,387.0	39,325.0	30,392.0	32,455.0	5.2%
SRAM	7,472.1	4,326.1	2,775.4	3,094.0	3,358.0	2,046.0	1,975.2	1,876.0	1,904.7	1,627.3	1,449.6	-6.7%
PSRAM	3.9	0.8	138.4	291.5	762.0	1,426.0	2,102.0	2,385.8	2,630.6	2,690.6	2,931.9	15.5%
NAND Flash	1,563.0	1,378.2	2,363.8	4,131.0	7,007.0	11,956.6	14,481.4	16,020.4	20,628.6	20,464.5	21,630.4	12.6%
NOR Flash	10,141.1	6,873.2	5,820.1	6,583.0	8,434.0	7,131.0	8,318.3	7,822.8	8,882.1	7,583.5	7,487.2	1.0%
EPROM	590.0	504.4	328.7	320.0	398.0	338.0	305.9	278.5	265.4	219.8	188.7	-11.0%
EEPROM	1,319.0	884.7	745.9	838.0	1,000.0	954.0	972.8	939.0	1,003.1	870.8	807.0	-3.3%
ROM	1,188.0	675.5	419.5	362.0	354.0	296.0	289.8	263.8	273.1	221.2	198.0	-7.7%
Others	900.0	451.0	349.0	358.0	437.0	399.0	433.1	488.3	571.6	536.0	563.6	7.2%
Total	54,728.0	26,719.9	28,421.8	33,498.3	48,067.1	49,752.6	59,443.5	65,461.6	75,484.2	64,605.6	67,711.5	6.4%
Growth	NA	-51.2%	6.4%	17.9%	43.5%	3.5%	19.5%	10.1%	15.3%	-14.4%	4.8%

NA = not applicable

Source: Gartner Dataquest (August 2006)

Table 1-2      (Top)      (Front Page)

Worldwide Memory Shipment History and Forecast, 2000-2010 (Millions of Units)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	CAGR 2005- 2010
DRAM	4,019.9	4,226.5	4,246.5	4,701.4	5,654.3	6,734.7	7,928.1	10,443.9	12,800.7	13,520.6	15,245.8	17.8%
SRAM	1,742.7	1,291.3	1,060.7	1,099.0	1,043.4	629.3	527.5	438.8	384.1	321.0	267.3	-15.7%
PSRAM	0.7	0.3	45.7	93.9	257.0	605.0	1,049.2	1,211.4	1,425.0	1,404.9	1,466.2	19.4%
NAND Flash	96.6	142.9	268.1	449.3	713.9	1,283.1	2,050.8	2,970.2	3,987.6	4,368.5	4,598.7	29.1%
NOR Flash	2,159.8	1,741.8	2,160.6	2,435.5	2,875.6	2,849.7	2,787.9	2,338.9	2,173.4	2,085.1	1,877.2	-8.0%
EPROM	332.3	296.4	260.5	245.5	240.0	194.4	186.7	172.8	148.8	123.4	98.5	-12.7%
EEPROM	3,013.8	2,816.0	3,720.9	3,851.0	5,030.4	4,387.0	4,383.0	4,196.1	4,417.4	4,004.1	3,756.0	-3.1%
ROM	445.8	281.1	282.1	179.8	176.3	159.9	139.0	120.3	105.6	83.1	65.3	-16.4%
Others	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA
Total	11,811.6	10,796.2	12,045.1	13,055.4	15,990.8	16,843.0	19,052.2	21,892.3	25,442.6	25,910.7	27,375.0	10.2%
Growth	NA	-8.6%	11.6%	8.4%	22.5%	5.3%	13.1%	14.9%	16.2%	1.8%	5.7%

NA = not applicable

Source: Gartner Dataquest (August 2006)

Table 1-3      (Top)      (Front Page)

Worldwide Memory ASP History and Forecast, 2000-2010 (U.S. Dollars)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	CAGR 2005- 2010
DRAM	7.85	2.75	3.65	3.73	4.65	3.74	3.86	3.39	3.07	2.25	2.13	-10.7%
SRAM	4.29	3.35	2.62	2.82	3.22	3.25	3.74	4.28	4.96	5.07	5.42	10.8%
PSRAM	5.25	2.50	3.03	3.11	2.96	2.36	2.00	1.97	1.85	1.92	2.00	-3.2%
NAND Flash	16.18	9.65	8.82	9.19	9.81	9.32	7.06	5.39	5.17	4.68	4.70	-12.8%
NOR Flash	4.70	3.95	2.69	2.70	2.93	2.50	2.98	3.34	4.09	3.64	3.99	9.8%
EPROM	1.78	1.70	1.26	1.30	1.66	1.74	1.64	1.61	1.78	1.78	1.92	2.0%
EEPROM	0.44	0.31	0.20	0.22	0.20	0.22	0.22	0.22	0.23	0.22	0.21	-0.2%
ROM	2.66	2.40	1.49	2.01	2.01	1.85	2.09	2.19	2.59	2.66	3.03	10.4%
Others	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA
Average	4.56	2.43	2.33	2.54	2.98	2.93	3.10	2.97	2.94	2.47	2.45	-3.5%
Change	NA	-46.6%	-4.2%	8.9%	17.3%	-1.6%	5.7%	-4.2%	-0.8%	-16.0%	-0.8%

Note: “Others” not included in overall average

NA = not applicable

Source: Gartner Dataquest (August 2006)

3

Table 1-4      (Top)      (Front Page)

Worldwide Memory Shipment History and Forecast, 2000-2010 (Millions of Megabytes)

												CAGR
												2005-
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	2010
DRAM	31,918.6	52,583.3	73,276.9	108,112.3	152,636.0	237,683.1	366,662.5	579,411.0	908,000.0	1,331,000.0	1,951,200.0	52.4%
SRAM	350.1	355.2	452.1	609.2	769.0	539.5	590.3	645.8	737.8	850.3	954.1	12.1%
PSRAM	0.4	0.2	117.7	311.0	1,302.0	3,780.0	8,246.7	13,672.7	21,320.0	31,659.0	42,953.0	62.6%
NAND Flash	1,377.8	3,031.6	7,800.7	20,363.5	65,606.4	234,824.3	703,962.3	1,774,171.0	4,060,802.9	7,796,294.5	13,629,738.9	125.3%
NOR Flash	2,378.1	2,928.0	6,043.0	10,130.9	16,571.5	24,906.8	39,464.9	59,459.3	86,237.6	124,282.3	168,573.9	46.6%
EPROM	121.5	175.8	360.8	598.0	959.6	1,124.2	1,318.5	1,574.5	1,804.3	1,944.9	2,098.2	13.3%
EEPROM	8.7	9.0	8.5	13.5	19.3	27.1	34.4	40.9	48.4	53.4	59.5	17.0%
ROM	2,066.2	1,326.6	1,504.7	1,729.3	1,905.7	2,143.3	2,483.8	2,956.8	3,609.9	4,026.4	4,615.2	16.6%
Others	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA
Total	38,221.3	60,409.7	89,564.5	141,867.8	239,769.4	505,028.4	1,122,763.4	2,431,932.1	5,082,560.8	9,290,110.7	15,800,192.9	99.1%
Growth	NA	58.1%	48.3%	58.4%	69.0%	110.6%	122.3%	116.6%	109.0%	82.8%	70.1%

NA = not applicable

Source: Gartner Dataquest (August 2006)

Table 1-5      (Top)   (Front Page)

Worldwide Memory ASP per Megabyte History and Forecast, 2000-2010 (U.S. Dollars)

												CAGR
												2005-
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	2010
DRAM	0.99	0.22	0.21	0.16	0.17	0.11	0.08	0.06	0.04	0.02	0.02	-31.0%
SRAM	21.34	12.18	6.14	5.08	4.36	3.70	3.28	2.93	2.62	1.96	1.56	-15.9%
PSRAM	10.50	5.00	1.18	0.94	0.59	0.38	0.25	0.17	0.12	0.08	0.07	-29.0%
NAND Flash	1.13	0.45	0.30	0.20	0.11	0.05	0.02	0.01	0.01	0.00	0.00	-50.0%
NOR Flash	4.26	2.35	0.96	0.65	0.51	0.29	0.21	0.13	0.10	0.06	0.04	-31.1%
EPROM	4.86	2.87	0.91	0.54	0.41	0.30	0.23	0.18	0.15	0.11	0.09	-21.4%
EEPROM	150.82	98.24	87.35	62.08	51.86	35.18	28.31	22.97	20.74	16.32	13.56	-17.4%
ROM	0.57	0.51	0.28	0.21	0.19	0.14	0.12	0.09	0.08	0.05	0.04	-20.8%
Others	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA
Average	1.41	0.43	0.31	0.23	0.20	0.10	0.05	0.03	0.01	0.01	0.00	-46.6%
ASP per 512Mb Equivalent	90.13	27.83	20.06	14.95	12.71	6.25	3.36	1.71	0.94	0.44	0.27	-46.6%
Change	NA	-69.1%	-27.9%	-25.5%	-15.0%	-50.8%	-46.2%	-49.2%	-44.8%	-53.2%	-38.4%

Note: “Others” not included in Average and ASP per 512Mb Equivalent calculation

NA = not applicable

Source: Gartner Dataquest (August 2006)

Table 1-6      (Top)      (Front Page)

Worldwide Memory Shipment History and Forecast, 2000-2010 (Millions of Gigabytes)

												CAGR
												2005-
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	2010
DRAM	31.2	51.4	71.6	105.6	149.1	232.1	358.1	565.8	886.7	1,299.8	1,905.5	52.4%
SRAM	0.3	0.3	0.4	0.6	0.8	0.5	0.6	0.6	0.7	0.8	0.9	12.1%
PSRAM	0.0	0.0	0.1	0.3	1.3	3.7	8.1	13.4	20.8	30.9	41.9	62.6%
NAND Flash	1.3	3.0	7.6	19.9	64.1	229.3	687.5	1,732.6	3,965.6	7,613.6	13,310.3	125.3%
NOR Flash	2.3	2.9	5.9	9.9	16.2	24.3	38.5	58.1	84.2	121.4	164.6	46.6%
EPROM	0.1	0.2	0.4	0.6	0.9	1.1	1.3	1.5	1.8	1.9	2.0	13.3%
EEPROM	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	17.0%
ROM	2.0	1.3	1.5	1.7	1.9	2.1	2.4	2.9	3.5	3.9	4.5	16.6%
Others	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA
Total	37.3	59.0	87.5	138.5	234.1	493.2	1,096.4	2,374.9	4,963.4	9,072.4	15,429.9	99.1%
Growth	NA	58.1%	48.3%	58.4%	69.0%	110.6%	122.3%	116.6%	109.0%	82.8%	70.1%

NA = not applicable

Source: Gartner Dataquest (August 2006)

Table 1-7      (Top)      (Front Page)

Worldwide Memory ASP per Gigabyte History and Forecast, 2000-2010 (U.S. Dollars)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	CAGR 2005- 2010
DRAM	1,012.21	226.40	216.34	165.95	176.55	108.59	85.36	62.54	44.35	23.38	17.03	-31.0%
SRAM	21,854.55	12,471.02	6,286.07	5,200.20	4,471.64	3,883.09	3,426.41	2,974.50	2,643.57	1,959.76	1,555.78	-16.7%
PSRAM	10,752.00	5,120.00	1,204.68	959.78	599.30	386.30	261.01	178.68	126.35	87.03	69.90	-29.0%
NAND Flash	1,161.71	465.51	310.30	207.73	109.37	52.14	21.06	9.25	5.20	2.69	1.63	-50.0%
NOR Flash	4,366.80	2,403.76	986.23	665.39	521.16	293.18	215.84	134.72	105.47	62.48	45.48	-31.1%
EPROM	4,973.19	2,937.71	932.73	547.87	424.75	307.83	237.57	181.11	150.62	115.73	92.09	-21.4%
EEPROM	154,439.85	100,599.49	89,450.98	63,570.19	53,108.20	36,022.33	28,991.00	23,523.04	21,235.60	16,711.85	13,881.03	-17.4%
ROM	588.76	521.41	285.51	214.34	190.21	141.41	119.47	91.35	77.48	56.24	43.94	-20.8%
Others	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA
Average	1,442.13	445.28	320.96	239.21	203.42	100.07	53.82	27.36	15.09	7.06	4.35	-46.6%
ASP per 512Mb Equivalent	92,296.05	28,498.03	20,541.45	15,309.23	13,018.70	6,404.47	3,444.46	1,750.91	965.95	451.97	278.52	-46.6%
Change	NA	-69.1%	-27.9%	-25.5%	-15.0%	-50.8%	-46.2%	-49.2%	-44.8%	-53.2%	-38.4%

Note: “Others” not included in Average and ASP per 512Mb Equivalent calculation

NA = not applicable

Source: Gartner Dataquest (August 2006)

4

Chapter 2
DRAM Market Statistics

List of Tables

                2-1           Worldwide DRAM Revenue History and Forecast, 2000-2010 (Millions of Dollars)

                2-2           Worldwide DRAM Unit Shipment History and Forecast, 2000-2010 (Millions of Units)

                2-3           Worldwide DRAM ASP History and Forecast, 2000-2010 (U.S. Dollars)

                2-4           Worldwide DRAM Megabyte Shipment History and Forecast, 2000-2010 (Millions of Megabytes)

                2-5           Worldwide DRAM ASP per Megabyte History and Forecast, 2000-2010 (U.S. Dollars)

                2-6           Worldwide DRAM Megabyte Shipment History and Forecast, 2000-2010 (Millions of Gigabytes)

                2-7           Worldwide DRAM ASP per Gigabyte History and Forecast, 2000-2010 (U.S. Dollars)

Table 2-1      (Top)      (Front Page)

Worldwide DRAM Revenue History and Forecast, 2000-2010 (Millions of Dollars)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	CAGR 2005-2010
1Mb	15.8	7.5	5.2	—	—	—	—	—	—	—	—	NA
4Mb	407.2	196.2	178.5	86.6	56.9	20.8	13.7	6.4	—	—	—	-100.0%
16Mb	3,243.0	1,177.2	890.8	523.5	450.3	282.9	310.6	259.4	187.2	88.9	43.4	-31.3%
64Mb	14,746.7	2,085.5	992.4	955.5	999.3	589.1	518.9	376.2	202.4	91.7	52.2	-38.4%
128Mb	10,715.2	6,070.4	5,396.3	2,638.2	2,658.0	1,736.9	1,066.9	689.8	375.9	168.3	75.0	-46.7%
256Mb	2,423.1	2,081.7	7,907.1	12,463.4	17,374.7	11,513.8	5,447.2	2,712.3	1,479.8	598.4	278.8	-52.5%
512Mb	—	7.5	110.7	815.0	4,347.7	10,028.1	21,466.0	27,055.8	21,814.0	7,677.8	3,352.3	-19.7%
1Gb	—	—	—	38.8	430.1	996.2	1,645.9	4,044.1	10,880.3	14,244.0	14,987.4	72.0%
2Gb	—	—	—	—	—	38.3	95.8	241.6	3,397.4	4,396.2	7,210.0	185.1%
4Gb	—	—	—	—	—	—	—	1.5	988.0	3,126.6	6,234.3	NA
8Gb	—	—	—	—	—	—	—	—	—	—	221.7	NA
Total	31,551.0	11,626.0	15,481.0	17,521.0	26,317.0	25,206.0	30,565.0	35,387.0	39,325.0	30,392.0	32,455.0	5.2%
Growth	NA	63.2%	33.2%	13.2%	50.2%	-4.2%	21.3%	15.8%	11.1%	-22.7%	6.8%

NA = not applicable

Source: Gartner Dataquest (August 2006)

Table 2-2      (Top)      (Front Page)

Worldwide DRAM Unit Shipment History and Forecast, 2000-2010 (Millions of Units)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	CAGR 2005-2010
1Mb	10.5	7.1	4.7	—	—	—	—	—	—	—	—	NA
4Mb	214.3	146.5	139.7	89.0	72.4	39.7	28.8	15.1	—	—	—	-100.0%
16Mb	949.1	625.0	554.1	439.6	497.4	456.7	542.7	502.8	387.4	232.2	130.2	-22.2%
64Mb	2,052.6	1,107.5	640.9	509.4	470.1	389.6	410.9	394.8	310.1	193.9	120.5	-20.9%
128Mb	743.4	2,031.0	1,633.8	960.2	732.2	618.2	536.1	464.8	330.8	213.9	123.6	-27.5%
256Mb	49.9	309.4	1,270.7	2,665.2	3,530.9	3,573.2	2,006.5	1,323.4	1,014.2	698.1	395.4	-35.6%
512Mb	—	0.1	2.6	37.6	341.0	1,605.7	4,285.0	7,288.7	8,401.4	5,631.1	3,636.2	17.8%
1Gb	—	—	—	0.5	10.3	51.3	116.8	447.8	2,159.0	5,847.9	8,752.5	179.5%
2Gb	—	—	—	—	—	0.3	1.1	6.5	188.5	647.8	1,903.1	497.5%
4Gb	—	—	—	—	—	—	—	—	9.2	55.6	183.0	NA
8Gb	—	—	—	—	—	—	—	—	—	—	1.4	NA
Total	4,019.9	4,226.5	4,246.5	4,701.4	5,654.3	6,734.7	7,928.1	10,443.9	12,800.7	13,520.6	15,245.8	17.8%
Growth	10.6%	5.1%	0.5%	10.7%	20.3%	19.1%	17.7%	31.7%	22.6%	5.6%	12.8%

NA = not applicable

Source: Gartner Dataquest (August 2006)

Table 2-3                             (Top)                            (Front Page)

Worldwide DRAM ASP History and Forecast, 2000-2010 (U.S. Dollars)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	CAGR 2005-2010
1Mbit	1.51	1.06	1.10	—	—	—	—	—	—	—	—	NA
4Mbit	1.90	1.34	1.28	0.97	0.79	0.52	0.48	0.42	—	—	—	-100.0%
16Mbit	3.42	1.88	1.61	1.19	0.91	0.62	0.57	0.52	0.48	0.38	0.33	-11.7%
64Mbit	7.18	1.88	1.55	1.88	2.13	1.51	1.26	0.95	0.65	0.47	0.43	-22.1%
128Mbit	14.41	2.99	3.30	2.75	3.63	2.81	1.99	1.48	1.14	0.79	0.61	-26.4%
256Mbit	48.59	6.73	6.22	4.68	4.92	3.22	2.72	2.05	1.46	0.86	0.71	-26.2%
512Mbit	—	150.00	42.11	21.70	12.75	6.25	5.01	3.71	2.60	1.36	0.92	-31.8%
1Gbit	—	—	—	83.57	41.90	19.41	14.09	9.03	5.04	2.44	1.71	-38.5%
2Gbit	—	—	—	—	—	153.04	83.88	37.46	18.02	6.79	3.79	-52.3%
4Gbit	—	—	—	—	—	—	—	150.00	107.76	56.23	34.07	NA
8Gbit	—	—	—	—	—	—	—	—	—	—	157.47	NA
Average	7.85	2.75	3.65	3.73	4.65	3.74	3.86	3.39	3.07	2.25	2.13	-10.7%
Growth	NA	-65.0%	32.5%	2.2%	24.9%	-19.6%	3.0%	-12.1%	-9.3%	-26.8%	-5.3%

NA = not applicable

Source: Gartner Dataquest (August 2006)

Table 2-4      (Top)      (Front Page)

Worldwide DRAM Megabyte Shipment History and Forecast, 2000-2010 (Millions of Megabytes)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	CAGR 2005-2010
1Mb	1.3	0.9	0.6	—	—	—	—	—	—	—	—	NA
4Mb	107.1	73.3	69.8	44.5	36.2	19.8	14.4	7.6	—	—	—	-100.0%
16Mb	1,898.3	1,250.0	1,108.1	879.2	994.9	913.3	1,085.5	1,005.6	774.8	464.5	260.4	-22.2%
64Mb	16,421.1	8,860.0	5,127.2	4,075.0	3,760.8	3,117.1	3,287.4	3,158.3	2,481.2	1,551.5	964.2	-20.9%
128Mb	11,895.0	32,496.3	26,141.0	15,363.5	11,714.9	9,891.5	8,577.5	7,436.4	5,292.1	3,423.1	1,976.9	-27.5%
256Mb	1,595.8	9,899.6	40,661.9	85,286.4	112,988.9	114,342.7	64,208.3	42,349.8	32,455.1	22,338.3	12,651.5	-35.6%
512Mb	—	3.2	168.2	2,404.3	21,826.5	102,765.8	274,242.3	466,475.9	537,690.6	360,390.5	232,714.0	17.8%
1Gb	—	—	—	59.4	1,313.8	6,568.8	14,954.8	57,321.2	276,355.0	748,533.9	1,120,315.9	179.5%
2Gb	—	—	—	—	—	64.0	292.4	1,651.2	48,256.9	165,827.2	487,195.8	497.5%
4Gb	—	—	—	—	—	—	—	5.1	4,694.2	28,471.0	93,679.3	NA
8Gb	—	—	—	—	—	—	—	—	—	—	1,441.8	NA
Total	31,918.6	52,583.3	73,276.9	108,112.3	152,636.0	237,683.1	366,662.5	579,411.0	908,000.0	1,331,000.0	1,951,200.0	52.4%
Growth	64.8%	64.7%	39.4%	47.5%	41.2%	55.7%	54.3%	58.0%	56.7%	46.6%	46.6%

NA = not applicable

Source: Gartner Dataquest (August 2006)

Table 2-5      (Top)      (Front Page)

Worldwide DRAM ASP per Megabyte History and Forecast, 2000-2010 (U.S. Dollars)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	CAGR 2005-2010
1Mb	12.04	8.45	8.78	—	—	—	—	—	—	—	—	—
4Mb	3.80	2.68	2.56	1.95	1.57	1.05	0.95	0.84	—	—	—	-100.0%
16Mb	1.71	0.94	0.80	0.60	0.45	0.31	0.29	0.26	0.24	0.19	0.17	-10.8%
64Mb	0.90	0.24	0.19	0.23	0.27	0.19	0.16	0.12	0.08	0.06	0.05	-23.7%
128Mb	0.90	0.19	0.21	0.17	0.23	0.18	0.12	0.09	0.07	0.05	0.04	-27.6%
256Mb	1.52	0.21	0.19	0.15	0.15	0.10	0.09	0.06	0.05	0.03	0.02	-28.4%
512Mb	—	2.34	0.66	0.34	0.20	0.10	0.08	0.06	0.04	0.02	0.01	-35.4%
1Gb	—	—	—	0.65	0.33	0.15	0.11	0.07	0.04	0.02	0.01	-40.9%
2Gb	—	—	—	—	—	0.60	0.33	0.15	0.07	0.03	0.02	-48.8%
4Gb	—	—	—	—	—	—	—	0.29	0.21	0.11	0.07	—
8Gb	—	—	—	—	—	—	—	—	—	—	0.15	—
Average	0.99	0.22	0.21	0.16	0.17	0.11	0.08	0.06	0.04	0.02	0.02	-31.0%
ASP per 512Mb Equivalent	63.26	14.15	13.52	10.37	11.03	6.79	5.34	3.91	2.77	1.46	1.06	-31.0%
Growth	-17.3%	-77.6%	-4.4%	-23.3%	6.4%	-38.5%	-21.4%	-26.7%	-29.1%	-47.3%	-27.2%

Source: Gartner Dataquest (August 2006)

Table 2-6      (Top)      (Front Page)

Worldwide DRAM Megabyte Shipment History and Forecast, 2000-2010 (Millions of Gigabytes)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	CAGR 2005-2010
1Mb	0.0	0.0	0.0	—	—	—	—	—	—	—	—	NA
4Mb	0.1	0.1	0.1	0.0	0.0	0.0	0.0	0.0	—	—	—	-100.0%
16Mb	1.9	1.2	1.1	0.9	1.0	0.9	1.1	1.0	0.8	0.5	0.3	-22.2%
64Mb	16.0	8.7	5.0	4.0	3.7	3.0	3.2	3.1	2.4	1.5	0.9	-20.9%
128Mb	11.6	31.7	25.5	15.0	11.4	9.7	8.4	7.3	5.2	3.3	1.9	-27.5%
256Mb	1.6	9.7	39.7	83.3	110.3	111.7	62.7	41.4	31.7	21.8	12.4	-35.6%
512Mb	—	0.0	0.2	2.3	21.3	100.4	267.8	455.5	525.1	351.9	227.3	17.8%
1Gb	—	—	—	0.1	1.3	6.4	14.6	56.0	269.9	731.0	1,094.1	179.5%
2Gb	—	—	—	—	—	0.1	0.3	1.6	47.1	161.9	475.8	497.5%
4Gb	—	—	—	—	—	—	—	0.0	4.6	27.8	91.5	NA
8Gb	—	—	—	—	—	—	—	—	—	—	1.4	NA
Total	31.2	51.4	71.6	105.6	149.1	232.1	358.1	565.8	886.7	1,299.8	1,905.5	52.4%
Growth	NA	64.7%	39.4%	47.5%	41.2%	55.7%	54.3%	58.0%	56.7%	46.6%	46.6%

NA = not applicable

Source: Gartner Dataquest (August 2006)

Table 2-7      (Top)      (Front Page)

Worldwide DRAM ASP per Gigabyte History and Forecast, 2000-2010 (U.S. Dollars)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	CAGR 2005-2010
1Mb	12,322.32	8,648.65	8,979.43	—	—	—	—	—	—	—	—	NA
4Mb	3,891.74	2,742.78	2,617.11	1,993.85	1,610.66	1,072.81	974.34	860.24	—	—	—	-100.0%
16Mb	1,749.41	964.37	823.18	609.74	463.48	317.20	293.03	264.14	247.38	195.97	170.54	-11.7%
64Mb	919.59	241.03	198.20	240.10	272.09	193.52	161.63	121.96	83.53	60.52	55.43	-22.1%
128Mb	922.43	191.29	211.38	175.84	232.34	179.81	127.37	94.99	72.74	50.34	38.87	-26.4%
256Mb	1,554.89	215.33	199.13	149.64	157.46	103.11	86.87	65.58	46.69	27.43	22.56	-26.2%
512Mb	—	2,400.00	673.80	347.11	203.97	99.92	80.15	59.39	41.54	21.82	14.75	-31.8%
1Gb	—	—	—	668.58	335.23	155.29	112.70	72.24	40.32	19.49	13.70	-38.5%
2Gb	—	—	—	—	—	612.16	335.53	149.82	72.09	27.15	15.15	-52.3%
4Gb	—	—	—	—	—	—	—	300.00	215.52	112.45	68.15	NA
8Gb	—	—	—	—	—	—	—	—	—	—	157.47	NA
Average	1,012.21	226.40	216.34	165.95	176.55	108.59	85.36	62.54	44.35	23.38	17.03	-31.0%
ASP per 512Mb Equivalent	63.26	14.15	13.52	10.37	11.03	6.79	5.34	3.91	2.77	1.46	1.06	-31.0%
Growth	NA	-77.6%	-4.4%	-23.3%	6.4%	-38.5%	-21.4%	-26.7%	-29.1%	-47.3%	-27.2%

NA = not applicable

Source: Gartner Dataquest (August 2006)

Chapter 3
SRAM Market Statistics

List of Tables

3-1           Worldwide SRAM Revenue History and Forecast, 2000-2010 (Millions of U.S. Dollars)
3-2           Worldwide SRAM Shipment History and Forecast, 2000-2010 (Millions of Units)
3-3           Worldwide SRAM ASP History and Forecast, 2000-2010 (U.S. Dollars)
3-4           Worldwide SRAM Shipment History and Forecast, 2000-2010 (Millions of Megabytes)
3-5           Worldwide SRAM ASP per Megabyte History and Forecast, 2000-2010 (U.S. Dollars)

Table 3-1      (Top)      (Front Page)

Worldwide SRAM Revenue History and Forecast, 2000-2010 (Millions of U.S. Dollars)

	Speed	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	CAGR 2005-2010
16Kb
	0-9 ns												NA
	10-19 ns												NA
	20-44 ns												NA
	45-70 ns	4.3	2.9	0.2	0.5								NA
	71+ ns	NA
	Total 16Kb	4.3	2.9	0.2	0.5								NA
64Kb		0.0
	0-9 ns			0.3	0.1								NA
	10-19 ns	6.9	2.9	9.6	6.2	2.3	0.4						-100.0%
	20-44 ns	7.8	5.6	1.9	1.2	0.8	0.4						-100.0%
	45-70 ns	26.3	39.4	4.6	0.8	1.5	0.4						-100.0%
	71+ ns	72.1	31.0	7.5	1.9	2.3	0.8						-100.0%
	Total 64Kb	113.2	78.8	23.9	10.2	6.8	2.0						-100.0%
256Kb
	0-9 ns			0.1	0.1								NA
	10-19 ns	107.5	76.0	24.8	19.0	10.3	6.3	5.0	2.0	1.0			-100.0%
	20-44 ns	55.0	14.0	11.1	12.4	6.2	3.6	2.0	0.0	0.0			-100.0%
	45-70 ns	132.4	79.2	59.6	45.8	42.5	31.5	25.0	15.0	10.0	5.0	2.0	-42.4%
	71+ ns	207.4	71.7	34.0	23.3	15.3	9.0	5.0	2.0	1.0			-100.0%
	Total 256Kb	502.3	240.9	129.5	100.6	74.3	50.4	37.0	19.0	12.0	5.0	2.0	-47.6%
512Kb
	0-9 ns												NA
	10-19 ns		4.4	2.7	2.1	0.8							NA
	20-44 ns												NA
	45-70 ns	37.7	1.6	0.0	0.2								NA
	71+ ns												NA
	Total 512Kb	37.7	6.0	2.7	2.3	0.8							NA
1Mb
	0-9 ns	143.3	42.9	18.7	4.9	1.5	0.7						-100.0%
	10-19 ns	383.7	194.8	80.1	73.0	49.6	31.5	21.3	13.5	10.0	5.0	2.0	-42.4%
	20-44 ns	88.1	44.8	10.2	8.2	3.5	1.2						-100.0%
	45-70 ns	552.4	258.3	118.3	94.2	68.0	37.5	21.0	16.0	9.0	5.0	3.0	-39.7%
	71+ ns	235.8	78.5	16.7	14.2	9.6	3.8	1.4	—	—	—	—	-100.0%
	Total 1Mb	1,403.4	619.4	244.1	194.4	132.2	74.7	43.7	29.5	19.0	10.0	5.0	-41.8%
2Mb
	0-9 ns	341.1	93.8	40.3	26.0	15.7	5.5	1.8					-100.0%
	10-19 ns	258.5	12.3	11.3	16.3	1.8							NA
	20-44 ns	60.4	2.4	8.5	13.4	14.4	8.6	3.6	1.0				-100.0%
	45-70 ns	564.8	337.6	188.5	182.6	126.0	63.0	38.3	30.0	20.0	10.0	5.0	-39.8%
	71+ ns	209.2	88.0	20.5	36.7	13.5	9.0	5.6	5.0	2.0	—	—	-100.0%
	Total 2Mb	1,434.0	534.0	269.0	274.9	171.4	86.1	49.2	36.0	22.0	10.0	5.0	-43.4%
4Mb
	0-9 ns	970.0	320.0	149.0	90.8	65.0	33.0	19.5	8.9	3.1			-100.0%
	10-19 ns	415.3	279.2	100.2	90.0	62.4	28.8	10.5	3.2	1.5			-100.0%
	20-44 ns	157.3	54.9	27.8	25.0	17.3	11.9	5.8	1.4				-100.0%
	45-70 ns	1,261.6	695.4	294.7	322.1	250.0	58.0	30.0	24.0	16.4	9.0	7.2	-34.1%
	71+ ns	554.3	476.9	150.2	111.8	107.3	26.0	17.3	13.8	10.5	4.3	1.7	-42.0%
	Total 4Mb	3,358.4	1,826.5	721.9	639.7	501.9	157.7	83.1	51.3	31.5	13.3	8.9	-43.7%
8Mb
	0-9 ns	604.0	467.7	288.3	231.7	296.8	330.4	253.5	203.5	153.0	91.0	46.0	-32.6%
	10-19 ns	4.9	4.1	11.3	24.0	131.3	136.5	99.0	66.0	44.3	23.0	10.0	-40.7%
	20-44 ns		39.8	31.3	47.7	64.0	68.0	73.8	54.9	41.3	21.0	9.3	-32.9%
	45-70 ns	10.1	281.7	411.4	544.1	571.5	84.0	60.2	44.4	24.3	6.8	3.2	-48.1%
	71+ ns		127.4	112.1	149.2	188.5	41.0	27.2	21.0	12.8	6.0	3.2	-40.1%
	Total 8Mb	618.9	920.6	854.4	996.8	1,252.0	659.9	513.7	389.8	275.6	147.8	71.6	-35.9%
16Mb
	0-9 ns		44.8	216.5	403.6	559.8	438.4	458.1	396.0	301.8	200.0	127.5	-21.9%
	10-19 ns		10.4	44.4	88.2	131.2	153.0	216.0	225.8	249.9	225.0	144.0	-1.2%
	20-44 ns		0.3	20.6	48.4	62.4	79.0	117.0	126.7	108.0	50.4	20.7	-23.5%
	45-70 ns		19.6	107.9	143.4	171.5	31.0	23.2	17.2	13.5	8.8	2.9	-37.7%
	71+ ns		9.5	0.4	1.7	38.8	30.0	33.6	35.3	44.0	25.5	14.7	-13.3%
	Total 16Mb		84.6	389.8	685.2	963.6	731.4	847.9	800.8	717.2	509.7	309.8	-15.8%
32Mb
	0-9 ns			50.4	99.4	117.5	132.3	163.9	211.9	300.0	281.1	292.3	17.2%
	10-19 ns												NA
	20-44 ns												NA
	45-70 ns		12.5	89.6	89.9	110.0	68.0	78.1	78.2	87.2	85.6	75.0	2.0%
	71+ ns												NA
	Total 32Mb		12.5	140.0	189.2	227.5	200.3	242.0	290.1	387.2	366.8	367.3	12.9%
64Mb
	0-9 ns					27.5	83.5	140.0	222.0	356.3	426.8	454.4	40.3%
	10-19 ns												NA
	20-44 ns												NA
	45-70 ns												NA
	71+ ns											24.0	NA
	Total 64Mb					27.5	83.5	140.0	222.0	356.3	438.8	478.4	41.8%
128Mb
	0-9 ns							18.8	37.5	84.0	126.0	201.6	NA
	10-19 ns												NA
	20-44 ns												NA
	45-70 ns												NA
	71+ ns												NA
	Total 128Mb							18.8	37.5	84.0	126.0	201.6	NA

	Total 0-9ns	2,058.3	969.2	763.7	856.5	1,083.7	1,023.8	1,055.5	1,079.8	1,198.2	1,125.0	1,121.9
	Total 10-19ns	1,176.9	584.1	284.4	318.9	389.6	356.5	351.8	310.5	306.6	253.0	156.0
	Total 0-19ns	3,235.2	1,553.3	1,048.1	1,175.3	1,473.3	1,380.3	1,407.3	1,390.3	1,504.8	1,378.0	1,277.9
	Total SRAM	7,472.1	4,326.1	2,775.4	3,094.0	3,358.0	2,046.0	1,975.2	1,876.0	1,904.7	1,627.3	1,449.6	-6.7%
	Growth	NA	-42.1%	-35.8%	11.5%	8.5%	-39.1%	-3.5%	-5.0%	1.5%	-14.6%	-10.9%	-22.5%

NA = not applicable
Source: Gartner Dataquest (August 2006)
0-9ns share

Table 3-2 (Top)	28%	22%	28%	28%	32%	50%	53%	58%	63%	69%	77%
Worldwide SRAM Shipment History and Forecast, 2000-2010 (Millions of Units)

	Speed	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	CAGR 2005-2010
16Kb
	0-9 ns	—	—	—	—	—	—	—	—	—	—	—	NA
	10-19 ns	—	—	—	—	—	—	—	—	—	—	—	NA
	20-44 ns	—	—	—	—	—	—	—	—	—	—	—	NA
	45-70 ns	4.3	2.9	0.2	0.7	—	—	—	—	—	—	—	NA
	71+ ns	—	—	—	—	—	—	—	—	—	—	—	NA
	Total 16Kb	4.3	2.9	0.2	0.7	—	—	—	—	—	—	—	NA
64Kb
	0-9 ns	—	—	0.3	0.2	—	—	—	—	—	—	—	NA
	10-19 ns	7.0	2.9	10.8	8.8	3.0	0.5	—	—	—	—	—	-100.0%
	20-44 ns	7.9	5.6	2.1	1.7	1.0	0.5	—	—	—	—	—	-100.0%
	45-70 ns	26.6	39.8	5.1	1.2	2.0	0.5	—	—	—	—	—	-100.0%
	71+ ns	72.8	31.3	8.5	2.7	3.0	1.0	—	—	—	—	—	-100.0%
	Total 64Kb	114.3	79.6	26.8	14.5	9.0	2.5	—	—	—	—	—	-100.0%
256Kb
	0-9 ns	—	—	0.1	0.1	—	—	—	—	—	—	—	NA
	10-19 ns	83.3	69.1	30.6	25.4	12.1	7.0	5.0	2.0	1.0	—	—	-100.0%
	20-44 ns	42.6	12.7	13.6	16.6	7.3	4.0	2.0	—	—	—	—	-100.0%
	45-70 ns	102.7	72.0	73.5	61.1	50.0	35.0	25.0	15.0	10.0	5.0	2.0	-43.6%
	71+ ns	160.8	65.1	42.0	31.0	18.0	10.0	5.0	2.0	1.0	—	—	-100.0%
	Total 256Kb	389.4	219.0	159.9	134.2	87.4	56.0	37.0	19.0	12.0	5.0	2.0	-48.6%
512Kb
	0-9 ns	—	—	—	—	—	—	—	—	—	—	—	NA
	10-19 ns	—	3.9	2.9	2.9	1.0	—	—	—	—	—	—	NA
	20-44 ns	—	—	—	—	—	—	—	—	—	—	—	NA
	45-70 ns	31.6	1.4	0.1	0.3	—	—	—	—	—	—	—	NA
	71+ ns	—	—	—	—	—	—	—	—	—	—	—	NA
	Total 512Kb	31.6	5.2	3.0	3.1	1.0	—	—	—	—	—	—	NA
1Mb
	0-9 ns	24.0	20.1	9.9	2.6	0.8	0.5	—	—	—	—	—	-100.0%
	10-19 ns	129.6	102.6	69.7	63.5	45.1	35.0	25.0	15.0	10.0	5.0	2.0	-43.6%
	20-44 ns	28.4	24.2	9.7	8.0	3.5	1.5	—	—	—	—	—	-100.0%
	45-70 ns	235.1	169.9	124.5	104.6	80.0	50.0	30.0	20.0	10.0	5.0	3.0	-43.0%
	71+ ns	92.5	51.0	19.7	17.8	12.0	5.0	2.0	—	—	—	—	-100.0%
	Total 1Mb	509.6	367.8	233.4	196.4	141.4	92.0	57.0	35.0	20.0	10.0	5.0	-44.1%
2Mb
	0-9 ns	49.8	24.4	12.4	8.3	5.4	2.5	1.0	—	—	—	—	-100.0%
	10-19 ns	43.3	4.1	5.1	8.3	1.0	—	—	—	—	—	—	NA
	20-44 ns	16.1	0.9	4.7	8.5	9.3	7.5	4.0	1.0	—	—	—	-100.0%
	45-70 ns	156.9	140.7	123.2	122.5	90.0	60.0	45.0	30.0	20.0	10.0	5.0	-39.2%
	71+ ns	60.6	37.4	13.2	26.8	10.0	9.0	7.0	5.0	2.0	—	—	-100.0%
	Total 2Mb	326.7	207.5	158.7	174.3	115.7	79.0	57.0	36.0	22.0	10.0	5.0	-42.4%
4Mb
	0-9 ns	55.4	40.7	37.2	25.6	20.0	15.0	10.0	5.0	2.0	—	—	-100.0%
	10-19 ns	32.1	40.4	31.3	28.8	21.9	14.4	6.0	2.0	1.0	—	—	-100.0%
	20-44 ns	12.6	10.0	9.6	8.8	7.5	7.2	4.0	1.0	—	—	—	-100.0%
	45-70 ns	170.5	144.0	132.2	144.4	125.0	40.0	25.0	20.0	15.0	10.0	8.0	-27.5%
	71+ ns	83.5	94.3	68.3	51.3	55.0	20.0	15.0	12.0	10.0	5.0	2.0	-36.9%
	Total 4Mb	354.1	329.3	278.6	258.8	229.4	96.6	60.0	40.0	28.0	15.0	10.0	-36.5%
8Mb
	0-9 ns	11.8	27.9	37.6	32.5	50.1	75.1	65.0	55.0	45.0	35.0	20.0	-23.3%
	10-19 ns	0.2	0.2	1.7	3.9	25.0	35.0	30.0	20.0	15.0	10.0	5.0	-32.2%
	20-44 ns	—	3.4	5.0	8.0	12.8	20.0	25.0	18.0	15.0	10.0	5.0	-24.2%
	45-70 ns	0.7	31.7	100.3	160.0	193.7	40.0	34.4	25.1	15.2	5.7	3.0	-40.4%
	71+ ns	—	12.9	26.7	44.0	65.0	20.0	16.0	12.0	8.0	5.0	3.0	-31.6%
	Total 8Mb	12.6	76.0	171.4	248.5	346.6	190.1	170.4	130.1	98.2	65.7	36.0	-28.3%
16Mb
	0-9 ns	—	1.5	9.0	23.9	40.0	48.1	56.0	55.0	50.3	40.0	30.0	-9.0%
	10-19 ns	—	0.3	2.2	5.5	9.9	18.0	27.0	35.0	45.0	50.0	40.0	17.3%
	20-44 ns	—	0.0	1.2	3.2	4.8	10.0	15.1	25.0	20.0	12.0	6.0	-9.7%
	45-70 ns	—	1.3	11.6	24.6	35.0	10.0	8.0	7.0	6.0	5.0	2.0	-27.5%
	71+ ns	—	0.6	0.0	0.3	8.0	10.0	12.0	15.0	20.0	15.0	10.5	1.0%
	Total 16Mb	—	3.7	24.0	57.5	97.7	96.1	118.1	137.0	141.3	122.0	88.5	-1.6%
32Mb
	0-9 ns	—	—	1.3	3.4	4.7	7.0	11.0	15.9	25.0	35.5	44.0	44.4%
	10-19 ns	—	—	—	—	—	—	—	—	—	—	—	NA
	20-44 ns	—	—	—	—	—	—	—	—	—	—	—	NA
	45-70 ns	—	0.4	3.5	7.6	10.0	8.0	12.8	17.0	20.7	26.8	30.0	30.3%
	71+ ns	—	—	—	—	—	—	—	—	—	—	—	NA
	Total 32Mb	—	0.4	4.8	10.9	14.7	15.0	23.8	32.9	45.7	62.3	74.0	37.6%
64Mb
	0-9 ns	—	—	—	—	0.5	2.0	4.0	8.0	15.0	25.0	33.8	76.0%
	10-19 ns	—	—	—	—	—	—	—	—	—	—	—	NA
	20-44 ns	—	—	—	—	—	—	—	—	—	—	—	NA
	45-70 ns	—	—	—	—	—	—	—	—	—	—	—	NA
	71+ ns	—	—	—	—	—	—	—	—	—	2.0	5.0	NA
	Total 64Mb	—	—	—	—	0.5	2.0	4.0	8.0	15.0	27.0	38.8	80.9%
128Mb
	0-9 ns	—	—	—	—	—	—	0.3	0.8	2.0	4.0	8.0	NA
	10-19 ns	—	—	—	—	—	—	—	—	—	—	—	NA
	20-44 ns	—	—	—	—	—	—	—	—	—	—	—	NA
	45-70 ns	—	—	—	—	—	—	—	—	—	—	—	NA
	71+ ns	—	—	—	—	—	—	—	—	—	—	—	NA
	Total 128Mb	—	—	—	—	—	—	0.3	0.8	2.0	4.0	8.0	NA

	Total SRAM	1,742.7	1,291.3	1,060.7	1,099.0	1,043.4	629.3	527.5	438.8	384.1	321.0	267.3	-15.7%
	Growth	NA	-25.9%	-17.9%	3.6%	-5.1%	-39.7%	-16.2%	-16.8%	-12.5%	-16.4%	-16.7%	-15.9%

NA = not applicable
Source: Gartner Dataquest (August 2006)

Table 3-3 (Top) (Front Page)
Worldwide SRAM ASP History and Forecast, 2000-2010 (U.S. Dollars)

	Speed	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	CAGR 2005- 2010
16Kb
	0-9 ns	—	—	—	—	—	—	—	—	—	—	—	NA
	10-19 ns	—	—	—	—	—	—	—	—	—	—	—	NA
	20-44 ns	—	—	—	—	—	—	—	—	—	—	—	NA
	45-70 ns	0.99	0.99	0.70	0.70	—	—	—	—	—	—	—	NA
	71+ ns	—	—	—	—	—	—	—	—	—	—	—	NA
	Average 16Kb	0.99	0.99	0.70	0.70	—	—	—	—	—	—	—	NA
64Kb
	0-9 ns	—	—	0.89	0.70	—	—	—	—	—	—	—	NA
	10-19 ns	0.99	0.99	0.89	0.70	0.75	0.80	—	—	—	—	—	-100.0%
	20-44 ns	0.99	0.99	0.89	0.70	0.75	0.80	—	—	—	—	—	-100.0%
	45-70 ns	0.99	0.99	0.89	0.70	0.75	0.80	—	—	—	—	—	-100.0%
	71+ ns	0.99	0.99	0.89	0.70	0.75	0.80	—	—	—	—	—	-100.0%
	Average 64Kb	0.99	0.99	0.89	0.70	0.75	0.80	—	—	—	—	—	-100.0%
256Kb
	0-9 ns	—	—	0.81	0.75	—	—	—	—	—	—	—	NA
	10-19 ns	1.29	1.10	0.81	0.75	0.85	0.90	1.00	1.00	1.00	—	—	-100.0%
	20-44 ns	1.29	1.10	0.81	0.75	0.85	0.90	1.00	—	—	—	—	-100.0%
	45-70 ns	1.29	1.10	0.81	0.75	0.85	0.90	1.00	1.00	1.00	1.00	1.00	2.1%
	71+ ns	1.29	1.10	0.81	0.75	0.85	0.90	1.00	1.00	1.00	—	—	-100.0%
	Average 256Kb	1.29	1.10	0.81	0.75	0.85	0.90	1.00	1.00	1.00	1.00	1.00	2.1%
512Kb
	0-9 ns	—	—	—	—	—	—	—	—	—	—	—	NA
	10-19 ns	—	1.15	0.90	0.75	0.80	—	—	—	—	—	—	NA
	20-44 ns	—	—	—	—	—	—	—	—	—	—	—	NA
	45-70 ns	1.19	1.15	0.90	0.75	—	—	—	—	—	—	—	NA
	71+ ns	—	—	—	—	—	—	—	—	—	—	—	NA
	Average 512Kb	1.19	1.15	0.90	0.75	0.80	—	—	—	—	—	—	NA
1Mb
	0-9 ns	5.97	2.14	1.90	1.90	1.85	1.45	—	—	—	—	—	-100.0%
	10-19 ns	2.96	1.90	1.15	1.15	1.10	0.90	0.85	0.90	1.00	1.00	1.00	2.1%
	20-44 ns	3.10	1.85	1.05	1.02	1.00	0.80	—	—	—	—	—	-100.0%
	45-70 ns	2.35	1.52	0.95	0.90	0.85	0.75	0.70	0.80	0.90	1.00	1.00	5.9%
	71+ ns	2.55	1.54	0.85	0.80	0.80	0.75	0.70	—	—	—	—	-100.0%
	Average 1Mb	2.75	1.68	1.05	0.99	0.93	1.02	0.85	0.90	1.00	1.00	1.00	-0.4%
2Mb
	0-9 ns	6.85	3.85	3.25	3.14	2.90	2.20	1.75	—	—	—	—	-100.0%
	10-19 ns	5.97	2.99	2.20	1.97	1.80	—	—	—	—	—	—	NA
	20-44 ns	3.75	2.58	1.80	1.58	1.55	1.15	0.90	1.00	—	—	—	-100.0%
	45-70 ns	3.60	2.40	1.53	1.49	1.40	1.05	0.85	1.00	1.00	1.00	1.00	-1.0%
	71+ ns	3.45	2.35	1.55	1.37	1.35	1.00	0.80	1.00	1.00	—	—	-100.0%
	Average 2Mb	4.39	2.57	1.70	1.58	1.48	1.18	0.91	1.00	1.00	1.00	1.00	-3.3%
4Mb
	0-9 ns	17.50	7.86	4.00	3.55	3.25	2.20	1.95	1.78	1.55	—	—	-100.0%
	10-19 ns	12.93	6.92	3.20	3.13	2.85	2.00	1.75	1.60	1.50	—	—	-100.0%
	20-44 ns	12.50	5.51	2.90	2.86	2.30	1.65	1.45	1.40	—	—	—	-100.0%
	45-70 ns	7.40	4.83	2.23	2.23	2.00	1.45	1.20	1.20	1.09	0.90	0.90	-9.1%
	71+ ns	6.64	5.06	2.20	2.18	1.95	1.30	1.15	1.15	1.05	0.85	0.85	-8.1%
	Average 4Mb	9.48	5.55	2.59	2.47	2.25	1.82	1.38	1.24	1.11	0.88	0.89	-13.3%
8Mb
	0-9 ns	51.20	16.75	7.67	7.13	5.93	4.40	3.90	3.70	3.40	2.60	2.30	-12.2%
	10-19 ns	30.00	17.80	6.50	6.20	5.25	3.90	3.30	3.30	2.95	2.30	2.00	-12.5%
	20-44 ns	—	11.80	6.25	5.94	5.00	3.40	2.95	3.05	2.75	2.10	1.85	-11.5%
	45-70 ns	15.00	8.90	4.10	3.40	2.95	2.10	1.75	1.77	1.60	1.20	1.05	-12.9%
	71+ ns	—	9.90	4.20	3.39	2.90	2.05	1.70	1.75	1.60	1.20	1.05	-12.5%
	Average 8Mb	49.01	12.11	4.99	4.01	3.61	3.47	3.01	3.00	2.81	2.25	1.99	-10.6%
16Mb											NA
	0-9 ns	—	30.25	24.10	16.91	13.99	9.12	8.18	7.20	6.00	5.00	4.25	-14.2%
	10-19 ns	—	35.75	20.00	15.89	13.25	8.50	8.00	6.45	5.55	4.50	3.60	-15.8%
	20-44 ns	—	40.50	17.50	15.30	13.00	7.90	7.75	5.07	5.40	4.20	3.45	-15.3%
	45-70 ns	—	15.55	9.30	5.82	4.90	3.10	2.90	2.45	2.25	1.75	1.45	-14.1%
	71+ ns	—	15.55	8.90	5.68	4.85	3.00	2.80	2.35	2.20	1.70	1.40	-14.1%
	Average 16Mb	—	23.17	16.22	11.91	10.15	8.22	6.89	5.67	4.85	4.18	3.50	-15.7%
32Mb
	0-9 ns	—	—	39.75	29.48	25.00	18.90	14.90	13.29	12.00	7.91	6.64	-18.9%
	10-19 ns	—	—	—	—	—	—	—	—	—	—	—	NA
	20-44 ns	—	—	—	—	—	—	—	—	—	—	—	NA
	45-70 ns	—	31.25	25.40	11.89	11.00	8.50	6.10	4.60	4.22	3.20	2.50	-21.7%
	71+ ns	—	—	—	—	—	—	—	—	—	—	—	NA
	Average 32Mb	—	31.25	29.19	17.32	15.48	13.89	11.45	9.52	7.53	5.89	4.96	-18.6%
64Mb
	0-9 ns	—	—	—	—	55.00	41.75	35.00	27.75	23.75	17.07	13.46	-20.3%
	10-19 ns	—	—	—	—	—	—	—	—	—	—	—	NA
	20-44 ns	—	—	—	—	—	—	—	—	—	—	—	NA
	45-70 ns	—	—	—	—	—	—	—	—	—	—	—	NA
	71+ ns	—	—	—	—	—	—	—	—	—	6.00	4.80	NA
	Average 64Mb	—	—	—	—	55.00	44.00	32.00	22.00	20.00	16.25	12.34	-22.5%
128Mb											NA
	0-9 ns	—	—	—	—	—	—	75.00	50.00	42.00	31.50	25.20	NA
	10-19 ns	—	—	—	—	—	—	—	—	—	—	—	NA
	20-44 ns	—	—	—	—	—	—	—	—	—	—	—	NA
	45-70 ns	—	—	—	—	—	—	—	—	—	—	—	NA
	71+ ns	—	—	—	—	—	—	—	—	—	—	—	NA
	Average 128Mb	-	-	-	-	-	-	75.00	50.00	35.00	31.50	25.20	NA

	Average SRAM	4.29	3.35	2.62	2.82	3.22	3.25	3.74	4.28	4.96	5.07	5.42	10.8%
	Change	NA	-21.9%	-21.9%	7.6%	14.3%	1.0%	15.2%	14.2%	16.0%	2.3%	7.0%	46.6%

NA = not applicable
Source: Gartner Dataquest (August 2006)

Table 3-4	(Top)	(Front Page)
Worldwide SRAM Shipment History and Forecast, 2000-2010 (Millions of Megabytes)

	Speed	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	CAGR 2005- 2010
16Kb
	0-9 ns	—	—	—	—	—	—	—	—	—	—	—	NA
	10-19 ns	—	—	—	—	—	—	—	—	—	—	—	NA
	20-44 ns	—	—	—	—	—	—	—	—	—	—	—	NA
	45-70 ns	0.0	0.0	0.0	0.0	—	—	—	—	—	—	—	NA
	71+ ns	—	—	—	—	—	—	—	—	—	—	—	NA
	Total 16Kb	0.0	0.0	0.0	0.0	—	—	—	—	—	—	—	NA
64Kb
	0-9 ns	—	—	0.0	0.0	—	—	—	—	—	—	—	NA
	10-19 ns	0.1	0.0	0.1	0.1	0.0	0.0	—	—	—	—	—	-100.0%
	20-44 ns	0.1	0.0	0.0	0.0	0.0	0.0	—	—	—	—	—	-100.0%
	45-70 ns	0.2	0.3	0.0	0.0	0.0	0.0	—	—	—	—	—	-100.0%
	71+ ns	0.6	0.2	0.1	0.0	0.0	0.0	—	—	—	—	—	-100.0%
	Total 64Kb	0.9	0.6	0.2	0.1	0.1	0.0	—	—	—	—	—	-100.0%
256Kb
	0-9 ns	—	—	0.0	0.0	—	—	—	—	—	—	—	NA
	10-19 ns	2.6	2.2	1.0	0.8	0.4	0.2	0.2	0.1	0.0	—	—	-100.0%
	20-44 ns	1.3	0.4	0.4	0.5	0.2	0.1	0.1	—	—	—	—	-100.0%
	45-70 ns	3.2	2.3	2.3	1.9	1.6	1.1	0.8	0.5	0.3	0.2	0.1	-43.6%
	71+ ns	5.0	2.0	1.3	1.0	0.6	0.3	0.2	0.1	0.0	—	—	-100.0%
	Total 256Kb	12.2	6.8	5.0	4.2	2.7	1.8	1.2	0.6	0.4	0.2	0.1	-48.6%
512Kb
	0-9 ns	—	—	—	—	—	—	—	—	—	—	—	NA
	10-19 ns	—	0.2	0.2	0.2	0.1	—	—	—	—	—	—	NA
	20-44 ns	—	—	—	—	—	—	—	—	—	—	—	NA
	45-70 ns	2.0	0.1	0.0	0.0	—	—	—	—	—	—	—	NA
	71+ ns	—	—	—	—	—	—	—	—	—	—	—	NA
	Total 512Kb	2.0	0.3	0.2	0.2	0.1	—	—	—	—	—	—	NA
1Mb
	0-9 ns	3.0	2.5	1.2	0.3	0.1	0.1	—	—	—	—	—	-100.0%
	10-19 ns	16.2	12.8	8.7	7.9	5.6	4.4	3.1	1.9	1.3	0.6	0.3	-43.6%
	20-44 ns	3.6	3.0	1.2	1.0	0.4	0.2	—	—	—	—	—	-100.0%
	45-70 ns	29.4	21.2	15.6	13.1	10.0	6.3	3.8	2.5	1.3	0.6	0.4	-43.0%
	71+ ns	11.6	6.4	2.5	2.2	1.5	0.6	0.3	—	—	—	—	-100.0%
	Total 1Mb	63.7	46.0	29.2	24.6	17.7	11.5	7.1	4.4	2.5	1.3	0.6	-44.1%
2Mb
	0-9 ns	12.4	6.1	3.1	2.1	1.4	0.6	0.3	—	—	—	—	-100.0%
	10-19 ns	10.8	1.0	1.3	2.1	0.3	—	—	—	—	—	—	NA
	20-44 ns	4.0	0.2	1.2	2.1	2.3	1.9	1.0	0.3	—	—	—	-100.0%
	45-70 ns	39.2	35.2	30.8	30.6	22.5	15.0	11.3	7.5	5.0	2.5	1.3	-39.2%
	71+ ns	15.2	9.4	3.3	6.7	2.5	2.3	1.8	1.3	0.5	—	—	-100.0%
	Total 2Mb	81.7	51.9	39.7	43.6	28.9	19.8	14.3	9.0	5.5	2.5	1.3	-42.4%
4Mb
	0-9 ns	27.7	20.4	18.6	12.8	10.0	7.5	5.0	2.5	1.0	—	—	-100.0%
	10-19 ns	16.1	20.2	15.7	14.4	11.0	7.2	3.0	1.0	0.5	—	—	-100.0%
	20-44 ns	6.3	5.0	4.8	4.4	3.8	3.6	2.0	0.5	—	—	—	-100.0%
	45-70 ns	85.2	72.0	66.1	72.2	62.5	20.0	12.5	10.0	7.5	5.0	4.0	-27.5%
	71+ ns	41.7	47.1	34.1	25.6	27.5	10.0	7.5	6.0	5.0	2.5	1.0	-36.9%
	Total 4Mb	177.0	164.6	139.3	129.4	114.7	48.3	30.0	20.0	14.0	7.5	5.0	-36.5%
8Mb
	0-9 ns	11.8	27.9	37.6	32.5	50.1	75.1	65.0	55.0	45.0	35.0	20.0	-23.3%
	10-19 ns	0.2	0.2	1.7	3.9	25.0	35.0	30.0	20.0	15.0	10.0	5.0	-32.2%
	20-44 ns	—	3.4	5.0	8.0	12.8	20.0	25.0	18.0	15.0	10.0	5.0	-24.2%
	45-70 ns	0.7	31.7	100.3	160.0	193.7	40.0	34.4	25.1	15.2	5.7	3.0	-40.4%
	71+ ns	—	12.9	26.7	44.0	65.0	20.0	16.0	12.0	8.0	5.0	3.0	-31.6%
	Total 8Mb	12.6	76.0	171.4	248.5	346.6	190.1	170.4	130.1	98.2	65.7	36.0	-28.3%
16Mb
	0-9 ns	—	3.0	18.0	47.7	80.0	96.1	112.0	110.0	100.6	80.0	60.0	-9.0%
	10-19 ns	—	0.6	4.4	11.1	19.8	36.0	54.0	70.0	90.0	100.0	80.0	17.3%
	20-44 ns	—	0.0	2.4	6.3	9.6	20.0	30.2	50.0	40.0	24.0	12.0	-9.7%
	45-70 ns	—	2.5	23.2	49.3	70.0	20.0	16.0	14.0	12.0	10.0	4.0	-27.5%
	71+ ns	—	1.2	0.1	0.6	16.0	20.0	24.0	30.0	40.0	30.0	21.0	1.0%
	Total 16Mb	—	7.3	48.1	115.0	195.4	192.1	236.2	274.0	282.6	244.0	177.0	-1.6%
32Mb
	0-9 ns	—	—	5.1	13.5	18.8	28.0	44.0	63.8	100.0	142.2	176.0	44.4%
	10-19 ns	—	—	—	—	—	—	—	—	—	—	—	NA
	20-44 ns	—	—	—	—	—	—	—	—	—	—	—	NA
	45-70 ns	—	1.6	14.1	30.2	40.0	32.0	51.2	68.0	82.6	107.0	120.0	30.3%
	71+ ns	—	—	—	—	—	—	—	—	—	—	—	NA
	Total 32Mb	—	1.6	19.2	43.7	58.8	60.0	95.2	131.8	182.6	249.2	296.0	37.6%
64Mb
	0-9 ns	—	—	—	—	4.0	16.0	32.0	64.0	120.0	200.0	270.2	76.0%
	10-19 ns	—	—	—	—	—	—	—	—	—	—	—	NA
	20-44 ns	—	—	—	—	—	—	—	—	—	—	—	NA
	45-70 ns	—	—	—	—	—	—	—	—	—	—	—	NA
	71+ ns	—	—	—	—	—	—	—	—	—	16.0	40.0	NA
	Total 64Mb	—	—	—	—	4.0	16.0	32.0	64.0	120.0	216.0	310.2	80.9%
128Mb
	0-9 ns	—	—	—	—	—	—	4.0	12.0	32.0	64.0	128.0	NA
	10-19 ns	—	—	—	—	—	—	—	—	—	—	—	NA
	20-44 ns	—	—	—	—	—	—	—	—	—	—	—	NA
	45-70 ns	—	—	—	—	—	—	—	—	—	—	—	NA
	71+ ns	—	—	—	—	—	—	—	—	—	—	—	NA
	Total 128Mb	—	—	—	—	—	—	4.0	12.0	32.0	64.0	128.0	NA
											NA
	Total SRAM	350.1	355.2	452.1	609.2	769.0	539.5	590.3	645.8	737.8	850.3	954.1	12.1%
	Growth	NA	1.5%	27.3%	34.8%	26.2%	-29.8%	9.4%	9.4%	14.2%	15.3%	12.2%	-183.6%

NA = not applicable
Source: Gartner Dataquest (August 2006)

Table 3-5	(Top)	(Front Page)
Worldwide SRAM ASP per Megabyte History and Forecast, 2000-2010 (U.S. Dollars)

	Speed	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	CAGR 2005- 2010
16Kb
	0-9 ns	—	—	—	—	—	—	—	—	—	—	—	NA
	10-19 ns	—	—	—	—	—	—	—	—	—	—	—	NA
	20-44 ns	—	—	—	—	—	—	—	—	—	—	—	NA
	45-70 ns	506.88	506.88	358.40	358.40	—	—	—	—	—	—	—	NA
	71+ ns	—	—	—	—	—	—	—	—	—	—	—	NA
	Average 16Kb	506.88	506.88	358.40	358.40	—	—	—	—	—	—	—	NA
64Kb
	0-9 ns	—	—	113.92	89.60	—	—	—	—	—	—	—	NA
	10-19 ns	126.72	126.72	113.92	89.60	96.00	102.40	—	—	—	—	—	-100.0%
	20-44 ns	126.72	126.72	113.92	89.60	96.00	102.40	—	—	—	—	—	-100.0%
	45-70 ns	126.72	126.72	113.92	89.60	96.00	102.40	—	—	—	—	—	-100.0%
	71+ ns	126.72	126.72	113.92	89.60	96.00	102.40	—	—	—	—	—	-100.0%
	Average 64Kb	126.72	126.72	113.92	89.60	96.00	102.40	—	—	—	—	—	-100.0%
256Kb
	0-9 ns	—	—	25.92	24.00	—	—	—	—	—	—	—	NA
	10-19 ns	41.28	35.20	25.92	24.00	27.20	28.80	32.00	32.00	32.00	—	—	-100.0%
	20-44 ns	41.28	35.20	25.92	24.00	27.20	28.80	32.00	—	—	—	—	-100.0%
	45-70 ns	41.28	35.20	25.92	24.00	27.20	28.80	32.00	32.00	32.00	32.00	32.00	2.1%
	71+ ns	41.28	35.20	25.92	24.00	27.20	28.80	32.00	32.00	32.00	—	—	-100.0%
	Average 256Kb	41.28	35.20	25.92	24.00	27.20	28.80	32.00	32.00	32.00	32.00	32.00	2.1%
512Kb
	0-9 ns	—	—	—	—	—	—	—	—	—	—	—	NA
	10-19 ns	—	18.40	14.40	12.00	12.80	—	—	—	—	—	1.00	NA
	20-44 ns	—	—	—	—	—	—	—	—	—	—	2.00	NA
	45-70 ns	19.04	18.40	14.40	12.00	—	—	—	—	—	—	3.00	NA
	71+ ns	—	—	—	—	—	—	—	—	—	—	4.00	NA
	Average 512Kb	19.04	18.40	14.40	12.00	12.80	—	—	—	—	—	5.00	NA
1Mb
	0-9 ns	47.76	17.10	15.20	15.20	14.80	11.60	—	—	—	—	—	-100.0%
	10-19 ns	23.68	15.20	9.20	9.20	8.80	7.20	6.80	7.20	8.00	8.00	8.00	2.1%
	20-44 ns	24.80	14.80	8.40	8.20	8.00	6.40	—	—	—	—	—	-100.0%
	45-70 ns	18.80	12.16	7.60	7.20	6.80	6.00	5.60	6.40	7.20	8.00	8.00	5.9%
	71+ ns	20.40	12.32	6.80	6.40	6.40	6.00	5.60	—	—	—	—	-100.0%
	Average 1Mb	22.03	13.47	8.36	7.92	7.48	6.49	6.13	6.74	7.60	8.00	8.00	4.3%
2Mb
	0-9 ns	27.40	15.39	13.00	12.56	11.60	8.80	7.00	—	—	—	—	-100.0%
	10-19 ns	23.88	11.97	8.80	7.88	7.20	—	—	—	—	—	—	NA
	20-44 ns	15.00	10.32	7.20	6.33	6.20	4.60	3.60	4.00	—	—	—	-100.0%
	45-70 ns	14.40	9.60	6.12	5.96	5.60	4.20	3.40	4.00	4.00	4.00	4.00	-1.0%
	71+ ns	13.80	9.40	6.20	5.48	5.40	4.00	3.20	4.00	4.00	—	—	-100.0%
	Average 2Mb	17.56	10.29	6.78	6.31	5.92	4.36	3.45	4.00	4.00	4.00	4.00	-1.7%
4Mb
	0-9 ns	35.00	15.72	8.00	7.10	6.50	4.40	3.90	3.56	3.10	—	—	-100.0%
	10-19 ns	25.86	13.84	6.40	6.26	5.70	4.00	3.50	3.20	3.00	—	—	-100.0%
	20-44 ns	25.00	11.02	5.80	5.72	4.60	3.30	2.90	2.80	—	—	—	-100.0%
	45-70 ns	14.80	9.66	4.46	4.46	4.00	2.90	2.40	2.40	2.18	1.80	1.80	-9.1%
	71+ ns	13.28	10.12	4.40	4.36	3.90	2.60	2.30	2.30	2.10	1.70	1.70	-8.1%
	Average 4Mb	18.97	11.09	5.18	4.94	4.38	3.26	2.77	2.56	2.25	1.77	1.78	-11.4%
8Mb
	0-9 ns	51.20	16.75	7.67	7.13	5.93	4.40	3.90	3.70	3.40	2.60	2.30	-12.2%
	10-19 ns	30.00	17.80	6.50	6.20	5.25	3.90	3.30	3.30	2.95	2.30	2.00	-12.5%
	20-44 ns	—	11.80	6.25	5.94	5.00	3.40	2.95	3.05	2.75	2.10	1.85	-11.5%
	45-70 ns	15.00	8.90	4.10	3.40	2.95	2.10	1.75	1.77	1.60	1.20	1.05	-12.9%
	71+ ns	—	9.90	4.20	3.39	2.90	2.05	1.70	1.75	1.60	1.20	1.05	-12.5%
	Average 8Mb	49.01	12.11	4.99	4.01	3.61	3.47	3.01	3.00	2.81	2.25	1.99	-10.6%
16Mb
	0-9 ns	—	15.13	12.05	8.46	7.00	4.56	4.09	3.60	3.00	2.50	2.13	-14.2%
	10-19 ns	—	17.88	10.00	7.95	6.63	4.25	4.00	3.23	2.78	2.25	1.80	-15.8%
	20-44 ns	—	20.25	8.75	7.65	6.50	3.95	3.88	2.53	2.70	2.10	1.73	-15.3%
	45-70 ns	—	7.78	4.65	2.91	2.45	1.55	1.45	1.23	1.13	0.88	0.73	-14.1%
	71+ ns	—	7.78	4.45	2.84	2.43	1.50	1.40	1.18	1.10	0.85	0.70	-14.1%
	Average 16Mb	—	11.58	8.11	5.96	4.93	3.81	3.59	2.92	2.54	2.09	1.75	-14.4%
32Mb
	0-9 ns	—	—	9.94	7.37	6.25	4.73	3.73	3.32	3.00	1.98	1.66	-18.9%
	10-19 ns	—	—	—	—	—	—	—	—	—	—	—	NA
	20-44 ns	—	—	—	—	—	—	—	—	—	—	—	NA
	45-70 ns	—	7.81	6.35	2.97	2.75	2.13	1.53	1.15	1.06	0.80	0.63	-21.7%
	71+ ns	—	—	—	—	—	—	—	—	—	—	—	NA
	Average 32Mb	—	7.81	7.30	4.33	3.87	3.34	2.54	2.20	2.12	1.47	1.24	-18.0%
64Mb
	0-9 ns	—	—	—	—	6.88	5.22	4.38	3.47	2.97	2.13	1.68	-20.3%
	10-19 ns	—	—	—	—	—	—	—	—	—	—	—	NA
	20-44 ns	—	—	—	—	—	—	—	—	—	—	—	NA
	45-70 ns	—	—	—	—	—	—	—	—	—	—	—	NA
	71+ ns	—	—	—	—	—	—	—	—	—	0.75	0.60	NA
	Average 64Mb	—	—	—	—	6.88	5.22	4.38	3.47	2.97	2.03	1.54	-21.6%
128Mb
	0-9 ns	—	—	—	—	—	—	4.69	3.13	2.63	1.97	1.58	NA
	10-19 ns	—	—	—	—	—	—	—	—	—	—	—	NA
	20-44 ns	—	—	—	—	—	—	—	—	—	—	—	NA
	45-70 ns	—	—	—	—	—	—	—	—	—	—	—	NA
	71+ ns	—	—	—	—	—	—	—	—	—	—	—	NA
	Average 128Mb	-	-	-	-	-	-	4.69	3.13	2.63	1.97	1.58	NA

	Average SRAM	21.34	12.18	6.14	5.08	4.36	3.70	3.28	2.93	2.62	1.96	1.56	-15.9%
	ASP per 512Mb Equivalent	1,365.91	779.44	392.88	325.01	279.35	237.00	209.92	187.59	167.78	125.34	99.80	-15.9%
	Change	NA	-42.9%	-49.6%	-17.3%	-14.1%	-15.2%	-11.4%	-10.6%	-10.6%	-25.3%	-20.4%	6.1%

NA = not applicable
Source: Gartner Dataquest (August 2006)

Chapter 4

Pseudo SRAM Market Statistics

List of Tables

                4-1           Worldwide Pseudo SRAM Revenue History and Forecast, 2000-2010 (Millions of U.S. Dollars)

                4-2           Worldwide Pseudo SRAM Shipment History and Forecast, 2000-2010 (Millions of Units)

                4-3           Worldwide Pseudo SRAM ASP History and Forecast, 2000-2010 (U.S. Dollars)

                4-4           Worldwide Pseudo SRAM Shipment History and Forecast, 2000-2010 (Millions of Megabytes)

                4-5           Worldwide Pseudo SRAM ASP per Megabyte History and Forecast, 2000-2010 (U.S. Dollars)

Table 4-1      (Top)      (Front Page)

Worldwide Pseudo SRAM Revenue History and Forecast, 2000-2010 (Millions of U.S. Dollars)

		2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	CAGR 2005- 2010
Pseudo SRAM
	16Kb	—	—	—	—	—	—	—	—	—	—	—	NA
	64Kb	—	—	—	—	—	—	—	—	—	—	—	NA
	256Kb	—	—	—	—	—	—	—	—	—	—	—	NA
	512Kb	—	—	—	—	—	—	—	—	—	—	—	NA
	1Mb	—	—	—	—	—	—	—	—	—	—	—	NA
	2Mb	—	—	—	—	—	—	—	—	—	—	—	NA
	4Mb	3.9	0.8	—	—	—	—	—	—	—	—	—	NA
	8Mb	—	—	—	—	—	—	—	—	—	—	—	NA
	16Mb	—	—	82.5	100.0	108.8	100.0	45.0	17.5	6.5	2.8	1.0	-60.2%
	32Mb	—	—	55.5	157.1	216.6	306.3	318.8	180.0	93.8	16.3	5.5	-55.2%
	64Mb	—	—	0.5	34.4	374.0	854.8	1,192.6	783.0	518.4	207.1	142.5	-30.1%
	128Mb	—	—	—	—	62.7	165.0	465.6	993.9	1,312.0	753.2	563.5	27.8%
	256Mb	—	—	—	—	—	—	80.0	411.4	700.0	1,430.0	1,122.6	NA
	512Mb	—	—	—	—	—	—	—	—	—	281.3	1,096.8	NA
	Total Pseudo SRAM	3.9	0.8	138.4	291.5	762.0	1,426.0	2,102.0	2,385.8	2,630.6	2,690.6	2,931.9	15.5%
	Growth	NA	-78.4%	16479.9%	110.6%	161.4%	87.1%	47.4%	13.5%	10.3%	2.3%	9.0%	-36.5%

NA = not applicable

Source: Gartner Dataquest (August 2006)

Table 4-2      (Top)      (Front Page)

Worldwide Pseudo SRAM Shipment History and Forecast, 2000-2010 (Millions of Units)

		2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	CAGR 2005- 2010
Pseudo SRAM													NA
	16Kb	—	—	—	—	—	—	—	—	—	—	—	NA
	64Kb	—	—	—	—	—	—	—	—	—	—	—	NA
	256Kb	—	—	—	—	—	—	—	—	—	—	—	NA
	512Kb	—	—	—	—	—	—	—	—	—	—	—	NA
	1Mb	—	—	—	—	—	—	—	—	—	—	—	NA
	2Mb	—	—	—	—	—	—	—	—	—	—	—	NA
	4Mb	0.7	0.3	—	—	—	—	—	—	—	—	—	NA
	8Mb	—	—	—	—	—	—	—	—	—	—	—	NA
	16Mb	—	—	32.7	44.2	75.0	100.0	60.0	25.0	10.0	5.0	2.0	54.3%
	32Mb	—	—	12.9	43.7	90.0	175.0	255.0	200.0	125.0	25.0	10.0	-43.6%
	64Mb	—	—	0.1	6.0	85.0	300.0	600.0	540.0	440.0	243.6	190.0	-8.7%
	128Mb	—	—	—	—	7.0	30.0	124.2	361.4	640.0	525.0	490.0	74.8%
	256Mb	—	—	—	—	—	—	10.0	85.0	200.0	550.0	500.0	NA
	512Mb	—	—	—	—	—	—	—	—	10.0	56.3	274.2	NA
	Total Pseudo SRAM	0.7	0.3	45.7	93.9	257.0	605.0	1,049.2	1,211.4	1,425.0	1,404.9	1,466.2	19.4%
	Growth	NA	-54.6%	13582.3%	105.4%	173.7%	135.4%	73.4%	15.5%	17.6%	-1.4%	4.4%	-49.7%

NA = not applicable

Source: Gartner Dataquest (August 2006)

Table 4-3      (Top)      (Front Page)

Worldwide Pseudo SRAM ASP History and Forecast, 2000-2010 (U.S. Dollars)

		2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	CAGR 2005- 2010
Pseudo SRAM													NA
	16Kb	—	—	—	—	—	—	—	—	—	—	—	NA
	64Kb	—	—	—	—	—	—	—	—	—	—	—	NA
	256Kb	—	—	—	—	—	—	—	—	—	—	—	NA
	512Kb	—	—	—	—	—	—	—	—	—	—	—	NA
	1Mb	—	—	—	—	—	—	—	—	—	—	—	NA
	2Mb	—	—	—	—	—	—	—	—	—	—	—	NA
	4Mb	5.25	2.50	—	—	—	—	—	—	—	—	—	NA
	8Mb	—	—	—	—	—	—	—	—	—	—	—	NA
	16Mb	—	—	2.52	2.26	1.45	1.00	0.75	0.70	0.65	0.55	0.50	-12.9%
	32Mb	—	—	4.30	3.60	2.41	1.75	1.25	0.90	0.75	0.65	0.55	-20.7%
	64Mb	—	—	6.50	5.74	4.40	2.85	1.99	1.45	1.18	0.85	0.75	-23.4%
	128Mb	—	—	—	—	8.95	5.50	3.75	2.75	2.05	1.43	1.15	-26.9%
	256Mb	—	—	—	—	—	—	8.00	4.84	3.50	2.60	2.25	NA
	512Mb	—	—	—	—	—	—	—	—	8.00	5.00	4.00	NA
	Average Pseudo SRAM	5.25	2.50	3.03	3.11	2.96	2.36	2.00	1.97	1.85	1.92	2.00	-3.2%
	Change	NA	-52.4%	21.2%	2.5%	-4.5%	-20.5%	-15.0%	-1.7%	-6.3%	3.7%	4.4%	-173.5%

NA = not applicable

Source: Gartner Dataquest (August 2006)

Table 4-4      (Top)      (Front Page)

Worldwide Pseudo SRAM Shipment History and Forecast, 2000-2010 (Millions of Megabytes)

		2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	CAGR 2005- 2010
Pseudo SRAM													NA
	16Kb	—	—	—	—	—	—	—	—	—	—	—	NA
	64Kb	—	—	—	—	—	—	—	—	—	—	—	NA
	256Kb	—	—	—	—	—	—	—	—	—	—	—	NA
	512Kb	—	—	—	—	—	—	—	—	—	—	—	NA
	1Mb	—	—	—	—	—	—	—	—	—	—	—	NA
	2Mb	—	—	—	—	—	—	—	—	—	—	—	NA
	4Mb	0.4	0.2	—	—	—	—	—	—	—	—	—	NA
	8Mb	—	—	—	—	—	—	—	—	—	—	—	NA
	16Mb	—	—	65.4	88.5	150.0	200.0	120.0	50.0	20.0	10.0	4.0	-54.3%
	32Mb	—	—	51.6	174.6	360.0	700.0	1,020.0	800.0	500.0	100.0	40.0	-43.6%
	64Mb	—	—	0.6	48.0	680.0	2,400.0	4,800.0	4,320.0	3,520.0	1,949.0	1,520.0	-8.7%
	128Mb	—	—	—	—	112.0	480.0	1,986.7	5,782.7	10,240.0	8,400.0	7,840.0	74.8%
	256Mb	—	—	—	—	—	—	320.0	2,720.0	6,400.0	17,600.0	16,000.0	NA
	512Mb	—	—	—	—	—	—	—	—	640.0	3,600.0	17,549.0	NA
	Total Pseudo SRAM	0.4	0.2	117.7	311.0	1,302.0	3,780.0	8,246.7	13,672.7	21,320.0	31,659.0	42,953.0	62.6%
	Growth	NA	-54.6%	70365.9%	164.3%	318.6%	190.3%	118.2%	65.8%	55.9%	48.5%	35.7%	-28.5%

NA = not applicable

Source: Gartner Dataquest (August 2006)

Table 4-5      (Top)      (Front Page)

Worldwide Pseudo SRAM ASP per Megabyte History and Forecast, 2000-2010 (U.S. Dollars)

		2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	CAGR 2005- 2010
Pseudo SRAM													NA
	16Kb	—	—	—	—	0.95	0.94	0.81	0.76	0.75	0.68	0.61	-8.1%
	64Kb	—	—	—	—	—	—	—	—	—	—	—	NA
	256Kb	—	—	—	—	—	—	—	—	—	—	—	NA
	512Kb	—	—	—	—	—	—	—	—	—	—	—	NA
	1Mb	—	—	—	—	—	—	—	—	—	—	—	NA
	2Mb	—	—	—	—	—	—	—	—	—	—	—	NA
	4Mb	10.50	5.00	—	—	—	—	—	—	—	—	—	NA
	8Mb	—	—	—	—	—	—	—	—	—	—	—	NA
	16Mb	—	—	1.26	1.13	0.73	0.50	0.38	0.35	0.33	—	—	-100.0%
	32Mb	—	—	1.08	0.90	0.60	0.44	0.31	0.23	0.19	—	—	-100.0%
	64Mb	—	—	0.81	0.72	0.55	0.36	0.25	0.18	0.15	0.11	0.09	-23.4%
	128Mb	—	—	—	—	0.56	0.34	0.23	0.17	0.13	0.09	0.07	-26.9%
	256Mb	—	—	—	—	—	—	0.25	0.15	0.11	0.08	0.07	NA
	512Mb	—	—	—	—	—	—	—	—	—	0.08	0.06	NA
	Average Pseudo SRAM	10.50	5.00	1.18	0.94	0.59	0.38	0.25	0.17	0.12	0.08	0.07	-29.0%
	ASP per 512Mb Equivalent	672.00	320.00	75.29	59.99	37.46	24.14	16.31	11.17	7.90	5.44	4.37	-29.0%
	Change	NA	-52.4%	-76.5%	-20.3%	-37.6%	-35.5%	-32.4%	-31.5%	-29.3%	-31.1%	-19.7%	-11.1%

NA = not applicable

Source: Gartner Dataquest (August 2006)

Chapter 5
NAND Flash Market Statistics

                                List of Tables
                5-1           Worldwide NAND Flash Revenue History and Forecast, 2000-2010 (Millions of U.S. Dollars)
                5-2           Worldwide NAND Flash Shipment History and Forecast, 2000-2010 (Millions of Units)
                5-3           Worldwide NAND Flash ASP History and Forecast, 2000-2010 (U.S. Dollars)
                5-4           Worldwide NAND Flash Shipment History and Forecast, 2000-2010 (Millions of Megabytes)
                5-5           Worldwide NAND Flash ASP per Megabyte History and Forecast, 2000-2010 (U.S. Dollars)
                5-6           Worldwide NAND Flash Shipment History and Forecast, 2000-2010 (Millions of Gigabytes)
                5-7           Worldwide NAND Flash ASP per Gigabyte History and Forecast, 2000-2010 (U.S. Dollars)

Table 5-1      (Top)      (Front Page)

Worldwide NAND Flash Revenue History and Forecast, 2000-2010 (Millions of U.S. Dollars)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	CAGR 2005-2010
256Kb	—	—	—	—	—	—	—	—	—	—	—	NA
512Kb	—	—	—	—	—	—	—	—	—	—	—	NA
1Mb	—	—	—	—	—	—	—	—	—	—	—	NA
2Mb	—	—	—	—	—	—	—	—	—	—	—	NA
4Mb	35.3	30.8	21.7	9.9	1.3	—	—	—	—	—	—	NA
8Mb	1.3	—	—	—	—	—	—	—	—	—	—	NA
16Mb	19.6	—	—	—	—	—	—	—	—	—	—	NA
32Mb	57.2	8.8	—	—	—	—	—	—	—	—	—	NA
64Mb	250.0	170.1	160.5	112.3	32.5	9.3	0.6	—	—	—	—	-100.0%
128Mb	345.6	183.6	320.1	484.8	398.4	194.5	133.0	29.5	—	—	—	-100.0%
256Mb	518.0	483.0	861.4	718.2	516.6	440.7	290.4	96.1	16.7	—	—	-100.0%
512Mb	336.0	501.9	956.6	1,787.5	1,390.7	1,127.9	988.7	788.3	412.5	45.6	2.2	-71.3%
1Gb	—	—	43.5	999.0	2,265.9	1,967.5	999.2	1,060.0	1,030.7	492.2	107.1	-44.1%
2Gb	—	—	—	19.3	2,147.1	4,973.4	2,828.7	1,518.3	1,294.2	1,068.7	638.8	-33.7%
4Gb	—	—	—	—	254.4	3,063.5	7,002.3	4,470.7	2,662.3	1,196.3	982.9	-20.3%
8Gb	—	—	—	—	—	179.9	2,219.0	5,716.1	5,043.7	2,417.4	1,097.3	43.6%
16Gb	—	—	—	—	—	—	19.5	2,341.5	8,121.6	5,739.0	2,910.9	NA
32Gb	—	—	—	—	—	—	—	—	2,047.1	7,525.5	8,757.6	NA
64Gb	—	—	—	—	—	—	—	—	—	1,979.7	7,133.6	NA
Total	1,563.0	1,378.2	2,363.8	4,131.0	7,007.0	11,956.6	14,481.4	16,020.4	20,628.6	20,464.5	21,630.4	12.6%
Growth	NA	-11.8%	71.5%	74.8%	69.6%	70.6%	21.1%	10.6%	28.8%	-0.8%	5.7%

NA = not applicable

Source: Gartner Dataquest (August 2006)

Table 5-2      (Top)      (Front Page)

Worldwide NAND Flash Shipment History and Forecast, 2000-2010 (Millions of Units)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	CAGR 2005-2010
256Kb	—	—	—	—	—	—	—	—	—	—	—	NA
512Kb	—	—	—	—	—	—	—	—	—	—	—	NA
1Mb	—	—	—	—	—	—	—	—	—	—	—	NA
2Mb	—	—	—	—	—	—	—	—	—	—	—	NA
4Mb	15.7	15.4	12.4	6.6	0.9	—	—	—	—	—	—	NA
8Mb	0.7	—	—	—	—	—	—	—	—	—	—	NA
16Mb	6.6	—	—	—	—	—	—	—	—	—	—	NA
32Mb	7.4	2.5	—	—	—	—	—	—	—	—	—	NA
64Mb	25.0	40.3	46.8	42.7	16.1	5.7	0.4	—	—	—	—	-100.0%
128Mb	21.6	32.5	65.1	107.7	109.2	70.1	59.3	17.5	—	—	—	-100.0%
256Mb	14.8	36.5	90.7	101.3	116.4	132.7	108.6	43.2	9.0	0.7	—	-100.0%
512Mb	4.8	15.7	52.0	147.7	198.7	224.6	269.0	289.1	182.3	26.9	1.6	-62.9%
1Gb	—	—	1.2	42.8	184.7	311.3	258.2	367.7	417.2	259.1	69.1	-26.0%
2Gb	—	—	—	0.5	83.5	401.6	478.0	416.2	458.8	521.3	387.1	-0.7%
4Gb	—	—	—	—	4.4	132.8	726.4	885.5	757.6	531.7	546.1	32.7%
8Gb	—	—	—	—	—	4.3	150.2	781.5	1,122.4	912.2	562.7	165.1%
16Gb	—	—	—	—	—	—	0.6	169.3	937.9	1,275.3	1,039.6	NA
32Gb	—	—	—	—	—	—	—	—	102.5	752.5	1,412.5	NA
64Gb	—	—	—	—	—	—	—	—	—	88.8	580.0	NA
Total	96.6	142.9	268.1	449.3	713.9	1,283.1	2,050.8	2,970.2	3,987.6	4,368.5	4,598.7	29.1%
Growth	NA	47.9%	87.7%	67.6%	58.9%	79.7%	59.8%	44.8%	34.3%	9.6%	5.3%

NA = not applicable

Source: Gartner Dataquest (August 2006)

Table 5-3      (Top)      (Front Page)

Worldwide NAND Flash ASP History and Forecast, 2000-2010 (U.S. Dollars)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	CAGR 2005-2010
256Kb	—	—	—	—	—	—	—	—	—	—	—	NA
512Kb	—	—	—	—	—	—	—	—	—	—	—	NA
1Mb	—	—	—	—	—	—	—	—	—	—	—	NA
2Mb	—	—	—	—	—	—	—	—	—	—	—	NA
4Mb	2.25	2.00	1.75	1.50	1.42	—	—	—	—	—	—	NA
8Mb	1.86	—	—	—	—	—	—	—	—	—	—	NA
16Mb	2.97	—	—	—	—	—	—	—	—	—	—	NA
32Mb	7.73	3.50	—	—	—	—	—	—	—	—	—	NA
64Mb	10.00	4.22	3.43	2.63	2.02	1.62	1.38	—	—	—	—	-100.0%
128Mb	16.00	5.65	4.92	4.50	3.65	2.77	2.24	1.68	—	—	—	-100.0%
256Mb	35.00	13.24	9.50	7.09	4.44	3.32	2.67	2.22	1.86	—	—	-100.0%
512Mb	70.00	31.99	18.39	12.10	7.00	5.02	3.67	2.73	2.26	1.70	1.40	-22.5%
1Gb	—	—	37.50	23.34	12.27	6.32	3.87	2.88	2.47	1.90	1.55	-24.5%
2Gb	—	—	—	41.07	25.70	12.38	5.92	3.65	2.82	2.05	1.65	-33.2%
4Gb	—	—	—	—	57.70	23.07	9.64	5.05	3.51	2.25	1.80	-40.0%
8Gb	—	—	—	—	—	41.89	14.77	7.31	4.49	2.65	1.95	-45.9%
16Gb	—	—	—	—	—	—	34.20	13.83	8.66	4.50	2.80	NA
32Gb	—	—	—	—	—	—	—	—	19.96	10.00	6.20	NA
64Gb	—	—	—	—	—	—	—	—	50.00	22.30	12.30	NA
Average	16.18	9.65	8.82	9.19	9.81	9.32	7.06	5.39	5.17	4.68	4.70	-12.8%
Growth	NA	-40.4%	-8.6%	4.3%	6.8%	-5.1%	-24.2%	-23.6%	-4.1%	-9.4%	0.4%

NA = not applicable

Source: Gartner Dataquest (August 2006)

Table 5-4       (Top)      (Front Page)

Worldwide NAND Flash Shipment History and Forecast, 2000-2010 (Millions of Megabytes)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	CAGR 2005-2010
256Kb	—	—	—	—	—	—	—	—	—	—	—	NA
512Kb	—	—	—	—	—	—	—	—	—	—	—	NA
1Mb	—	—	—	—	—	—	—	—	—	—	—	NA
2Mb	—	—	—	—	—	—	—	—	—	—	—	NA
4Mb	7.9	7.7	6.2	3.3	0.5	—	—	—	—	—	—	NA
8Mb	0.7	—	—	—	—	—	—	—	—	—	—	NA
16Mb	13.2	—	—	—	—	—	—	—	—	—	—	NA
32Mb	29.6	10.0	—	—	—	—	—	—	—	—	—	NA
64Mb	200.0	322.4	374.4	341.6	128.9	45.7	3.6	—	—	—	—	-100.0%
128Mb	345.6	520.0	1,041.1	1,723.9	1,746.6	1,122.2	949.2	280.8	—	—	—	-100.0%
256Mb	473.6	1,167.4	2,901.5	3,241.5	3,724.4	4,246.7	3,476.3	1,381.6	286.5	23.0	—	-100.0%
512Mb	307.2	1,004.2	3,329.0	9,454.4	12,715.1	14,375.7	17,218.0	18,503.9	11,665.9	1,718.5	100.7	-62.9%
1Gb	—	—	148.5	5,478.5	23,645.7	39,845.3	33,050.0	47,070.3	53,399.4	33,160.1	8,847.8	-26.0%
2Gb	—	—	—	120.3	21,387.6	102,802.6	122,358.1	106,558.0	117,443.9	133,460.4	99,103.5	-0.7%
4Gb	—	—	—	—	2,257.7	67,989.3	371,925.4	453,386.9	387,889.6	272,215.6	279,591.5	32.7%
8Gb	—	—	—	—	—	4,396.8	153,813.4	800,283.2	1,149,354.4	934,117.0	576,205.1	165.1%
16Gb	—	—	—	—	—	—	1,168.3	346,706.2	1,920,766.6	2,611,901.6	2,129,135.1	NA
32Gb	—	—	—	—	—	—	—	—	419,996.5	3,082,432.3	5,785,674.8	NA
64Gb	—	—	—	—	—	—	—	—	—	727,266.0	4,751,080.4	NA
Total	1,377.8	3,031.6	7,800.7	20,363.5	65,606.4	234,824.3	703,962.3	1,774,171.0	4,060,802.9	7,796,294.5	13,629,738.9	125.3%
Growth	NA	120.0%	157.3%	161.0%	222.2%	257.9%	199.8%	152.0%	128.9%	92.0%	74.8%

NA = not applicable

Source: Gartner Dataquest (August 2006)

Table 5—5      (Top)      (Front Page)

Worldwide NAND Flash ASP per Megabyte History and Forecast, 2000—2010 (U.S. Dollars)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	CAGR 2005-2010
256Kb	—	—	—	—	—	—	—	—	—	—	—	NA
512Kb	—	—	—	—	—	—	—	—	—	—	—	NA
1Mb	—	—	—	—	—	—	—	—	—	—	—	NA
2Mb	—	—	—	—	—	—	—	—	—	—	—	NA
4Mb	4.50	4.00	3.50	3.00	2.83	—	—	—	—	—	—	NA
8Mb	1.86	—	—	—	—	—	—	—	—	—	—	NA
16Mb	1.49	—	—	—	—	—	—	—	—	—	—	NA
32Mb	1.93	0.88	—	—	—	—	—	—	—	—	—	NA
64Mb	1.25	0.53	0.43	0.33	0.25	0.20	0.17	—	—	—	—	-100.0%
128Mb	1.00	0.35	0.31	0.28	0.23	0.17	0.14	0.11	—	—	—	-100.0%
256Mb	1.09	0.41	0.30	0.22	0.14	0.10	0.08	0.07	0.06	—	—	-100.0%
512Mb	1.09	0.50	0.29	0.19	0.11	0.08	0.06	0.04	0.04	0.03	0.02	-22.5%
1Gb	—	—	0.29	0.18	0.10	0.05	0.03	0.02	0.02	0.01	0.01	-24.5%
2Gb	—	—	—	0.16	0.10	0.05	0.02	0.01	0.01	0.01	0.01	-33.2%
4Gb	—	—	—	—	0.11	0.05	0.02	0.01	0.01	0.00	0.00	-40.0%
8Gb	—	—	—	—	—	0.04	0.01	0.01	0.00	0.00	0.00	-45.9%
16Gb	—	—	—	—	—	—	0.02	0.01	0.00	0.00	0.00	NA
32Gb	—	—	—	—	—	—	—	—	0.00	0.00	0.00	NA
64Gb	—	—	—	—	—	—	—	—	—	0.03	0.00	NA
Average	1.13	0.45	0.30	0.20	0.11	0.05	0.02	0.01	0.01	0.00	0.00	-50.0%
ASP per 512Mb Equivalent	72.61	29.09	19.39	12.98	6.84	3.26	1.32	0.58	0.33	0.17	0.10	-50.0%
Growth	NA	-59.9%	-33.3%	-33.1%	-47.4%	-52.3%	-59.6%	-56.1%	-43.7%	-48.3%	-39.5%

NA = not applicable

Source: Gartner Dataquest (August 2006)

Table 5—6      (Top)      (Front Page)

Worldwide NAND Flash Shipment History and Forecast, 2000—2010 (Millions of Gigabytes)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	CAGR 2005-2010
256Kb	—	—	—	—	—	—	—	—	—	—	—	NA
512Kb	—	—	—	—	—	—	—	—	—	—	—	NA
1Mb	—	—	—	—	—	—	—	—	—	—	—	NA
2Mb	—	—	—	—	—	—	—	—	—	—	—	NA
4Mb	0.0	0.0	0.0	0.0	0.0	—	—	—	—	—	—	NA
8Mb	0.0	—	—	—	—	—	—	—	—	—	—	NA
16Mb	0.0	—	—	—	—	—	—	—	—	—	—	NA
32Mb	0.0	0.0	—	—	—	—	—	—	—	—	—	NA
64Mb	0.2	0.3	0.4	0.3	0.1	0.0	0.0	—	—	—	—	-100.0%
128Mb	0.3	0.5	1.0	1.7	1.7	1.1	0.9	0.3	—	—	—	-100.0%
256Mb	0.5	1.1	2.8	3.2	3.6	4.1	3.4	1.3	0.3	0.0	—	-100.0%
512Mb	0.3	1.0	3.3	9.2	12.4	14.0	16.8	18.1	11.4	1.7	0.1	-62.9%
1Gb	—	—	0.1	5.4	23.1	38.9	32.3	46.0	52.1	32.4	8.6	-26.0%
2Gb	—	—	—	0.1	20.9	100.4	119.5	104.1	114.7	130.3	96.8	-0.7%
4Gb	—	—	—	—	2.2	66.4	363.2	442.8	378.8	265.8	273.0	32.7%
8Gb	—	—	—	—	—	4.3	150.2	781.5	1,122.4	912.2	562.7	165.1%
16Gb	—	—	—	—	—	—	1.1	338.6	1,875.7	2,550.7	2,079.2	NA
32Gb	—	—	—	—	—	—	—	—	410.2	3,010.2	5,650.1	NA
64Gb	—	—	—	—	—	—	—	—	—	710.2	4,639.7	NA
Total	1.3	3.0	7.6	19.9	64.1	229.3	687.5	1,732.6	3,965.6	7,613.6	13,310.3	125.3%
Growth	NA	120.0%	157.3%	161.0%	222.2%	257.9%	199.8%	152.0%	128.9%	92.0%	74.8%

NA = not applicable

Source: Gartner Dataquest (August 2006)

Table 5—7      (Top)      (Front Page)

Worldwide NAND Flash ASP per Gigabyte History and Forecast, 2000—2010 (U.S. Dollars)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	CAGR 2005-2010
256Kb	—	—	—	—	—	—	—	—	—	—	—	NA
512Kb	—	—	—	—	—	—	—	—	—	—	—	NA
1Mb	—	—	—	—	—	—	—	—	—	—	—	NA
2Mb	—	—	—	—	—	—	—	—	—	—	—	NA
4Mb	4,608.00	4,096.00	3,584.00	3,072.00	2,898.94	—	—	—	—	—	—	NA
8Mb	1,904.64	—	—	—	—	—	—	—	—	—	—	NA
16Mb	1,520.64	—	—	—	—	—	—	—	—	—	—	NA
32Mb	1,978.88	896.00	—	—	—	—	—	—	—	—	—	NA
64Mb	1,280.00	540.16	439.04	336.64	258.56	207.29	176.35	—	—	—	—	-100.0%
128Mb	1,024.00	361.60	314.88	288.00	233.60	177.52	143.43	107.58	—	—	—	-100.0%
256Mb	1,120.00	423.68	304.00	226.88	142.03	106.26	85.55	71.19	59.53	—	—	-100.0%
512Mb	1,120.00	511.84	294.24	193.60	112.00	80.34	58.80	43.63	36.21	27.20	22.40	-22.5%
1Gb	—	—	300.00	186.72	98.13	50.56	30.96	23.06	19.76	15.20	12.40	-24.5%
2Gb	—	—	—	164.28	102.80	49.54	23.67	14.59	11.28	8.20	6.60	-33.2%
4Gb	—	—	—	—	115.40	46.14	19.28	10.10	7.03	4.50	3.60	-40.0%
8Gb	—	—	—	—	—	41.89	14.77	7.31	4.49	2.65	1.95	-45.9%
16Gb	—	—	—	—	—	—	17.10	6.92	4.33	2.25	1.40	NA
32Gb	—	—	—	—	—	—	—	—	4.99	2.50	1.55	NA
64Gb	—	—	—	—	—	—	—	—	—	2.79	1.54	NA
Average	1,161.71	465.51	310.30	207.73	109.37	52.14	21.06	9.25	5.20	2.69	1.63	-50.0%
ASP per 512Mb Equivalent	72.61	29.09	19.39	12.98	6.84	3.26	1.32	0.58	0.33	0.17	0.10	-50.0%
Growth	NA	-59.9%	-33.3%	-33.1%	-47.4%	-52.3%	-59.6%	-56.1%	-43.7%	-48.3%	-39.5%

NA = not applicable

Source: Gartner Dataquest (August 2006)

Chapter 6

NOR Flash Market Statistics

                                List of Tables

                6-1           Worldwide NOR Flash Revenue History and Forecast, 2000-2010 (Millions of U.S. Dollars)

                6-2           Worldwide NOR Flash Shipment History and Forecast, 2000-2010 (Millions of Units)

                6-3           Worldwide NOR Flash ASP History and Forecast, 2000-2010 (U.S. Dollars)

                6-4           Worldwide NOR Flash Shipment History and Forecast, 2000-2010 (Millions of Megabytes)

                6-5           Worldwide NOR Flash ASP per Megabyte History and Forecast, 2000-2010 (U.S. Dollars)

Table 6-1      (Top)      (Front Page)

Worldwide NOR Flash Revenue History and Forecast, 2000-2010 (Millions of U.S. Dollars)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	CAGR 2005- 2010
256Kb	1.9	0.5	0.4	—	—	—	—	—	—	—	—	NA
512Kb	161.7	95.5	57.9	106.3	46.9	24.0	12.5	7.5	2.5	—	—	-100.0%
1Mb	408.3	254.4	252.4	161.5	149.3	65.0	45.0	27.5	12.5	7.5	2.5	-47.9%
2Mb	435.4	268.1	191.8	152.0	116.0	49.0	32.5	22.2	12.1	7.5	2.5	-44.8%
4Mb	894.2	582.4	352.4	323.4	357.6	238.0	150.0	78.0	47.1	32.5	22.5	-37.6%
8Mb	1,593.0	558.6	308.1	253.4	418.1	250.0	127.5	52.5	26.7	16.3	10.2	-47.3%
16Mb	3,839.3	1,751.1	745.5	637.6	765.7	517.5	350.0	152.6	86.1	60.8	45.0	-38.6%
32Mb	2,585.3	2,597.1	2,068.5	1,406.0	954.7	647.5	520.0	250.0	96.9	57.5	36.4	-43.8%
64Mb	132.7	678.0	1,149.6	2,285.9	2,316.7	1,555.5	1,170.0	529.2	224.4	128.8	64.8	-47.0%
128Mb	89.2	87.5	693.6	1,111.6	2,400.2	1,938.9	1,725.0	1,200.3	682.5	357.5	90.3	-45.8%
256Mb	—	—	—	145.1	872.7	1,326.2	2,851.4	2,170.6	1,800.0	842.8	467.5	-18.8%
512Mb	—	—	—	—	36.2	519.4	1,334.5	2,380.0	3,767.0	2,514.0	1,395.0	21.8%
1Gb	—	—	—	—	—	—	—	952.3	2,124.4	2,718.3	2,985.5	NA
2Gb	—	—	—	—	—	—	—	—	—	840.0	2,365.0	NA
Total	10,141.1	6,873.2	5,820.1	6,583.0	8,434.0	7,131.0	8,318.3	7,822.8	8,882.1	7,583.5	7,487.2	1.0%
Growth	NA	-32.2%	-15.3%	13.1%	28.1%	-15.4%	16.7%	-6.0%	13.5%	-14.6%	-1.3%

NA = not applicable

Source: Gartner Dataquest (August 2006)

Table 6-2      (Top)      (Front Page)

Worldwide NOR Flash Shipment History and Forecast, 2000-2010 (Millions of Units)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	CAGR 2005- 2010
256Kb	2.4	0.7	0.5	—	—	—	—	—	—	—	—	NA
512Kb	158.6	95.5	72.3	132.9	62.5	40.0	25.0	15.0	5.0	—	—	-100.0%
1Mb	329.2	203.5	280.4	194.5	186.6	100.0	75.0	50.0	25.0	15.0	5.0	-45.1%
2Mb	247.4	179.9	191.8	167.1	136.4	70.0	50.0	37.0	22.0	15.0	5.0	-41.0%
4Mb	395.7	289.8	284.9	278.8	325.1	280.0	200.0	120.0	78.5	59.0	45.0	-30.6%
8Mb	360.4	204.6	192.6	171.2	298.7	250.0	150.0	75.0	41.0	27.2	18.5	-40.6%
16Mb	501.2	409.1	355.0	335.6	450.4	450.0	350.0	190.8	123.0	93.5	75.0	-30.1%
32Mb	157.5	306.3	494.9	468.7	353.6	350.0	325.0	200.0	102.0	76.7	56.0	-30.7%
64Mb	5.3	47.3	210.2	496.9	570.6	510.0	450.0	252.0	149.6	112.0	72.0	-32.4%
128Mb	2.0	5.0	78.1	177.9	413.9	547.6	500.0	426.5	350.0	275.0	86.0	-30.9%
256Mb	—	—	—	11.8	76.1	212.2	526.0	550.1	500.0	392.0	275.0	5.3%
512Mb	—	—	—	—	1.7	39.9	136.9	350.0	575.0	525.0	450.0	62.4%
1Gb	—	—	—	—	—	—	—	72.5	202.3	424.7	574.7	NA
2Gb	—	—	—	—	—	—	—	—	—	70.0	215.0	NA
Total	2,159.8	1,741.8	2,160.6	2,435.5	2,875.6	2,849.7	2,787.9	2,338.9	2,173.4	2,085.1	1,877.2	-8.0%
Growth	NA	-19.4%	24.0%	12.7%	18.1%	-0.9%	-2.2%	-16.1%	-7.1%	-4.1%	-10.0%

NA = not applicable

Source: Gartner Dataquest (August 2006)

Table 6-3      (Top)      (Front Page)

Worldwide NOR Flash ASP History and Forecast, 2000-2010 (U.S. Dollars)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	CAGR 2005- 2010
256Kb	0.80	0.75	0.70	—	—	—	—	—	—	—	—	NA
512Kb	1.02	1.00	0.80	0.80	0.75	0.60	0.50	0.50	0.50	—	—	-100.0%
1Mb	1.24	1.25	0.90	0.83	0.80	0.65	0.60	0.55	0.50	0.50	0.50	-5.1%
2Mb	1.76	1.49	1.00	0.91	0.85	0.70	0.65	0.60	0.55	0.50	0.50	-6.5%
4Mb	2.26	2.01	1.24	1.16	1.10	0.85	0.75	0.65	0.60	0.55	0.50	-10.1%
8Mb	4.42	2.73	1.60	1.48	1.40	1.00	0.85	0.70	0.65	0.60	0.55	-11.3%
16Mb	7.66	4.28	2.10	1.90	1.70	1.15	1.00	0.80	0.70	0.65	0.60	-12.2%
32Mb	16.41	8.48	4.18	3.00	2.70	1.85	1.60	1.25	0.95	0.75	0.65	-18.9%
64Mb	25.15	14.32	5.47	4.60	4.06	3.05	2.60	2.10	1.50	1.15	0.90	-21.7%
128Mb	44.60	17.50	8.88	6.25	5.80	3.54	3.45	2.81	1.95	1.30	1.05	-21.6%
256Mb	—	—	—	12.26	11.47	6.25	5.42	3.95	3.60	2.15	1.70	-22.9%
512Mb	—	—	—	—	20.78	13.02	9.75	6.80	6.55	4.79	3.10	-25.0%
1Gb	—	—	—	—	—	—	—	13.13	10.50	6.40	5.19	NA
2Gb	—	—	—	—	—	—	—	—	—	12.00	11.00	NA
Average	4.70	3.95	2.69	2.70	2.93	2.50	2.98	3.34	4.09	3.64	3.99	9.8%
Growth	NA	-16.0%	-31.7%	0.3%	8.5%	-14.7%	19.2%	12.1%	22.2%	-11.0%	9.7%

NA = not applicable

Source: Gartner Dataquest (August 2006)

Table 6-4      (Top)      (Front Page)

Worldwide NOR Flash Shipment History and Forecast, 2000-2010 (Millions of Megabytes)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	CAGR 2005- 2010
256Kb	0.1	0.0	0.0	—	—	—	—	—	—	—	—	NA
512Kb	9.9	6.0	4.5	8.3	3.9	2.5	1.6	0.9	0.3	—	—	-100.0%
1Mb	41.2	25.4	35.1	24.3	23.3	12.5	9.4	6.3	3.1	1.9	0.6	-45.1%
2Mb	61.9	45.0	47.9	41.8	34.1	17.5	12.5	9.3	5.5	3.8	1.3	-41.0%
4Mb	197.8	144.9	142.4	139.4	162.5	140.0	100.0	60.0	39.3	29.5	22.5	-30.6%
8Mb	360.4	204.6	192.6	171.2	298.7	250.0	150.0	75.0	41.0	27.2	18.5	-40.6%
16Mb	1,002.4	818.3	710.0	671.2	900.9	900.0	700.0	381.6	246.0	187.0	150.0	-30.1%
32Mb	630.2	1,225.1	1,979.4	1,874.7	1,414.3	1,400.0	1,300.0	800.0	408.0	306.8	224.0	-30.7%
64Mb	42.2	378.8	1,681.3	3,975.5	4,564.9	4,080.0	3,600.0	2,016.0	1,196.8	896.0	576.0	-32.4%
128Mb	32.0	80.0	1,249.8	2,845.7	6,622.7	8,761.3	8,000.0	6,824.0	5,600.0	4,400.0	1,376.0	-30.9%
256Mb	—	—	—	378.8	2,434.7	6,790.0	16,832.0	17,602.2	16,000.0	12,544.0	8,800.0	5.3%
512Mb	—	—	—	—	111.5	2,553.0	8,759.5	22,400.0	36,800.0	33,600.0	28,800.0	62.4%
1Gb	—	—	—	—	—	—	—	9,284.1	25,897.6	54,366.1	73,565.1	NA
2Gb	—	—	—	—	—	—	—	—	—	17,920.0	55,040.0	NA
Total	2,378.1	2,928.0	6,043.0	10,130.9	16,571.5	24,906.8	39,464.9	59,459.3	86,237.6	124,282.3	168,573.9	46.6%
Growth	NA	23.1%	106.4%	67.6%	63.6%	50.3%	58.5%	50.7%	45.0%	44.1%	35.6%

NA = not applicable

Source: Gartner Dataquest (August 2006)

Table 6-5      (Top)      (Front Page)

Worldwide NOR Flash ASP per Megabyte History and Forecast, 2000-2010 (U.S. Dollars)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	CAGR 2005- 2010
256Kb	25.60	24.00	22.40	0.0	0.0	0.0	0.0	6.30	0.0	0.0	0.0	NA
512Kb	16.32	16.00	12.80	12.80	12.00	9.60	8.00	8.00	8.00	0.0	0.0	-100.0%
1Mb	9.92	10.00	7.20	6.64	6.40	5.20	4.80	4.40	4.00	4.00	4.00	-7.5%
2Mb	7.04	5.96	4.00	3.64	3.40	2.80	2.60	2.40	2.20	2.00	2.00	-8.5%
4Mb	4.52	4.02	2.47	2.32	2.20	1.70	1.50	1.30	1.20	1.10	1.00	-12.3%
8Mb	4.42	2.73	1.60	1.48	1.40	1.00	0.85	0.70	0.65	0.60	0.55	-14.4%
16Mb	3.83	2.14	1.05	0.95	0.85	0.58	0.50	0.40	0.35	0.33	0.30	-15.9%
32Mb	4.10	2.12	1.05	0.75	0.68	0.46	0.40	0.31	0.24	0.19	0.16	-21.1%
64Mb	3.14	1.79	0.68	0.58	0.51	0.38	0.33	0.26	0.19	0.14	0.11	-22.2%
128Mb	2.79	1.09	0.56	0.39	0.36	0.22	0.22	0.18	0.12	0.08	0.07	-24.8%
256Mb	0.0	0.0	0.0	0.38	0.36	0.20	0.17	0.12	0.11	0.07	0.05	-27.3%
512Mb	0.0	0.0	0.0	0.0	0.32	0.20	0.15	0.11	0.10	0.07	0.05	-27.2%
1Gb	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.10	0.08	0.05	0.04	NA
2Gb	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.05	0.04	NA
Average	4.26	2.35	0.96	0.65	0.51	0.29	0.21	0.13	0.10	0.06	0.04	-31.1%
ASP per 512Mb Equivalent	272.92	150.24	61.64	41.59	32.57	18.32	13.49	8.42	6.59	3.91	2.84	-31.1%
Growth	NA	-45.0%	-59.0%	-32.5%	-21.7%	-43.7%	-26.4%	-37.6%	-21.7%	-40.8%	-27.2%

NA = not applicable

Source: Gartner Dataquest (August 2006)

Chapter 7
EPROM Market Statistics

                                List of Tables

                7-1           Worldwide EPROM Revenue History and Forecast, 2000-2010 (Millions of U.S. Dollars)

                7-2           Worldwide EPROM Shipment History and Forecast, 2000-2010 (Millions of Units)

                7-3           Worldwide EPROM ASP History and Forecast, 2000-2010 (U.S. Dollars)

                7-4           Worldwide EPROM Shipment History and Forecast, 2000-2010 (Millions of Megabytes)

                7-5           Worldwide EPROM ASP per Megabyte History and Forecast, 2000-2010 (U.S. Dollars)

Table 7-1      (Top)      (Front Page)

Worldwide EPROM Revenue History and Forecast, 2000-2010 (Millions of U.S. Dollars)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	CAGR 2005- 2010
16Kb	0.20	1.80	—	—	—	—	—	—	—	—	—	NA
32Kb	0.29	2.40	—	—	—	—	—	—	—	—	—	NA
64Kb	2.01	5.75	0.78	1.45	1.17	—	—	—	—	—	—	NA
128Kb	0.33	6.00	0.37	1.58	0.94	—	—	—	—	—	—	NA
256Kb	46.06	42.96	12.41	8.72	8.72	3.00	1.53	—	—	—	—	-100.0%
512Kb	85.55	88.47	42.99	30.08	29.91	22.40	15.60	10.08	5.05	3.15	2.50	-35.5%
1Mb	109.68	57.82	29.42	37.50	17.12	10.20	7.50	5.35	3.00	1.00	0.50	-45.3%
2Mb	89.26	67.36	54.86	34.32	22.11	9.50	6.40	3.60	1.95	0.55	0.25	-51.7%
4Mb	102.78	76.79	29.20	23.44	25.46	7.35	4.50	3.00	2.13	1.26	0.33	-46.2%
8Mb	38.98	45.93	30.58	13.94	19.15	8.80	5.05	2.41	1.82	0.72	—	-100.0%
16Mb	66.87	44.78	40.00	27.13	32.94	18.00	12.46	8.70	4.40	2.10	0.85	-45.8%
32Mb	48.03	46.34	36.62	34.99	52.22	49.40	37.45	27.60	21.25	13.50	8.40	-29.8%
48Mb	—	14.03	28.70	2.39	—	—	—	—	—	—	—	NA
64Mb	—	3.92	21.21	34.16	64.09	66.60	59.20	46.36	34.56	23.40	12.00	-29.0%
128Mb	—	—	1.53	64.58	102.04	111.60	118.01	113.80	93.02	60.19	38.51	-19.2%
256Mb	—	—	—	5.69	22.18	31.11	36.00	49.07	75.34	82.99	82.36	21.5%
512Mb	—	—	—	—	—	—	2.20	8.51	22.86	29.75	35.33	NA
1Gb	—	—	—	—	—	—	—	—	—	1.20	7.68	NA
Total	590.04	504.36	328.68	319.97	398.03	337.96	305.90	278.47	265.38	219.80	188.70	-11.0%
Growth	NA	-14.5%	-34.8%	-2.6%	24.4%	-15.1%	-9.5%	-9.0%	-4.7%	-17.2%	-14.1%

NA = not applicable

Source: Gartner Dataquest (August 2006)

Table 7-2      (Top)      (Front Page)

Worldwide EPROM Shipment History and Forecast, 2000-2010 (Millions of Units)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	CAGR 2005- 2010
16Kb	0.1	1.2	—	—	—	—	—	—	—	—	—	NA
32Kb	0.2	1.6	—	—	—	—	—	—	—	—	—	NA
64Kb	1.3	3.8	1.6	2.6	2.1	—	—	—	—	—	—	NA
128Kb	0.2	4.0	0.7	3.2	1.6	—	—	—	—	—	—	NA
256Kb	41.9	33.0	16.6	12.5	12.5	5.0	3.0	—	—	—	—	-100.0%
512Kb	74.4	65.5	46.7	37.6	33.2	28.0	24.0	18.0	10.1	7.0	5.0	-29.1%
1Mb	81.2	41.3	29.1	39.5	17.1	12.0	10.0	8.1	5.0	2.0	1.0	-39.2%
2Mb	49.6	44.9	47.7	34.3	20.1	10.0	8.0	5.0	3.0	1.0	0.5	-45.1%
4Mb	47.8	47.1	23.6	21.3	21.2	7.0	5.0	4.0	3.0	2.1	0.6	-38.8%
8Mb	14.7	20.4	21.8	11.6	14.7	8.0	5.1	2.9	2.4	1.1	—	-100.0%
16Mb	14.5	17.2	26.3	21.7	23.5	15.0	12.1	10.0	5.5	3.0	1.3	-38.7%
32Mb	6.3	11.3	21.7	25.9	34.8	38.0	35.0	30.0	25.0	18.0	12.0	-20.6%
48Mb	—	4.3	15.6	1.5	—	—	—	—	—	—	—	NA
64Mb	—	0.6	8.8	18.4	31.3	36.0	40.0	38.0	32.0	26.0	15.0	-16.1%
128Mb	—	—	0.3	14.8	25.1	31.0	38.1	45.5	42.1	33.4	25.0	-4.2%
256Mb	—	—	—	0.6	2.7	4.4	6.2	10.3	17.7	24.6	30.1	46.9%
512Mb	—	—	—	—	—	—	0.2	1.0	3.0	5.0	7.2	NA
1Gb	—	—	—	—	—	—	—	—	—	0.1	0.8	NA
Total	332.3	296.4	260.5	245.5	240.0	194.4	186.7	172.8	148.8	123.4	98.5	-12.7%
Growth	NA	-10.8%	-12.1%	-5.8%	-2.3%	-19.0%	-4.0%	-7.4%	-13.9%	-17.1%	-20.2%

NA = not applicable

Source: Gartner Dataquest (August 2006)

Table 7-3      (Top)      (Front Page)

Worldwide EPROM ASP History and Forecast, 2000-2010 (U.S. Dollars)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	CAGR 2005- 2010
16Kb	1.55	1.50	—	—	—	—	—	—	—	—	—	NA
32Kb	1.55	1.50	—	—	—	—	—	—	—	—	—	NA
64Kb	1.50	1.50	0.50	0.55	0.55	—	—	—	—	—	—	NA
128Kb	1.50	1.50	0.50	0.50	0.60	—	—	—	—	—	—	NA
256Kb	1.10	1.30	0.75	0.70	0.70	0.60	0.51	—	—	—	—	-100.0%
512Kb	1.15	1.35	0.92	0.80	0.90	0.80	0.65	0.56	0.50	0.45	0.50	-9.0%
1Mb	1.35	1.40	1.01	0.95	1.00	0.85	0.75	0.66	0.60	0.50	0.50	-10.1%
2Mb	1.80	1.50	1.15	1.00	1.10	0.95	0.80	0.72	0.65	0.55	0.50	-12.0%
4Mb	2.15	1.63	1.24	1.10	1.20	1.05	0.90	0.75	0.71	0.60	0.55	-12.1%
8Mb	2.65	2.25	1.40	1.20	1.30	1.10	0.99	0.83	0.76	0.65	0.60	-11.4%
16Mb	4.60	2.60	1.52	1.25	1.40	1.20	1.03	0.87	0.80	0.70	0.65	-11.5%
32Mb	7.60	4.10	1.69	1.35	1.50	1.30	1.07	0.92	0.85	0.75	0.70	-11.6%
48Mb	—	3.30	1.84	1.55	—	—	—	—	—	—	—	NA
64Mb	—	6.20	2.41	1.86	2.05	1.85	1.48	1.22	1.08	0.90	0.80	-15.4%
128Mb	—	—	5.00	4.36	4.06	3.60	3.10	2.50	2.21	1.80	1.54	-15.6%
256Mb	—	—	—	9.50	8.25	7.07	5.76	4.76	4.26	3.37	2.74	-17.3%
512Mb	—	—	—	—	—	—	11.00	8.51	7.62	5.95	4.89	NA
1Gb	—	—	—	—	—	—	—	—	—	12.00	9.60	NA
Average	1.78	1.70	1.26	1.30	1.66	1.74	1.64	1.61	1.78	1.78	1.92	2.0%
Growth	NA	-4.1%	-25.9%	3.3%	27.3%	4.8%	-5.8%	-1.7%	10.7%	-0.1%	7.5%

NA = not applicable

Source: Gartner Dataquest (August 2006)

Table 7-4      (Top)      (Front Page)

Worldwide EPROM Shipment History and Forecast, 2000-2010 (Millions of Megabytes)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	CAGR 2005- 2010
16Kb	0.0	0.0	—	—	—	—	—	—	—	—	—	NA
32Kb	0.0	0.0	—	—	—	—	—	—	—	—	—	NA
64Kb	0.0	0.0	0.0	0.0	0.0	—	—	—	—	—	—	NA
128Kb	0.0	0.1	0.0	0.0	0.0	—	—	—	—	—	—	NA
256Kb	1.3	1.0	0.5	0.4	0.4	0.2	0.1	—	—	—	—	-100.0%
512Kb	4.6	4.1	2.9	2.3	2.1	1.8	1.5	1.1	0.6	0.4	0.3	-29.1%
1Mb	10.2	5.2	3.6	4.9	2.1	1.5	1.3	1.0	0.6	0.3	0.1	-39.2%
2Mb	12.4	11.2	11.9	8.6	5.0	2.5	2.0	1.3	0.8	0.3	0.1	-45.1%
4Mb	23.9	23.6	11.8	10.7	10.6	3.5	2.5	2.0	1.5	1.1	0.3	-38.8%
8Mb	14.7	20.4	21.8	11.6	14.7	8.0	5.1	2.9	2.4	1.1	—	-100.0%
16Mb	29.1	34.4	52.6	43.4	47.1	30.0	24.2	20.0	11.0	6.0	2.6	-38.7%
32Mb	25.3	45.2	86.7	103.7	139.3	152.0	140.0	120.0	100.0	72.0	48.0	-20.6%
48Mb	—	25.5	93.6	9.2	—	—	—	—	—	—	—	NA
64Mb	—	5.1	70.4	146.9	250.1	288.0	320.0	304.0	256.0	208.0	120.0	-16.1%
128Mb	—	—	4.9	237.0	402.1	496.0	609.1	728.3	673.4	535.0	400.1	-4.2%
256Mb	—	—	—	19.2	86.0	140.8	200.0	329.9	565.9	788.0	961.9	46.9%
512Mb	—	—	—	—	—	—	12.8	64.0	192.0	320.0	462.4	NA
1Gb	—	—	—	—	—	—	—	—	—	12.8	102.4	NA
Total	121.5	175.8	360.8	598.0	959.6	1,124.2	1,318.5	1,574.5	1,804.3	1,944.9	2,098.2	13.3%
Growth	NA	44.7%	105.3%	65.7%	60.5%	17.2%	17.3%	19.4%	14.6%	7.8%	7.9%

NA = not applicable

Source: Gartner Dataquest (August 2006)

Table 7-5      (Top)      (Front Page)

Worldwide EPROM ASP per Megabyte History and Forecast, 2000-2010 (U.S. Dollars)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	CAGR 2005- 2010
16Kb	793.60	768.00	—	—	—	—	—	—	—	—	—	NA
32Kb	396.80	384.00	—	—	—	—	—	—	—	—	—	NA
64Kb	192.00	192.00	64.00	70.40	70.40	—	—	—	—	—	—	NA
128Kb	96.00	96.00	32.00	32.00	38.40	—	—	—	—	—	—	NA
256Kb	35.20	41.60	24.00	22.40	22.40	19.20	16.32	—	—	—	—	-100.0%
512Kb	18.40	21.60	14.72	12.80	14.40	12.80	10.40	8.96	8.00	7.20	8.00	-9.0%
1Mb	10.80	11.20	8.08	7.60	8.00	6.80	6.00	5.28	4.80	4.00	4.00	-10.1%
2Mb	7.20	6.00	4.60	4.00	4.40	3.80	3.20	2.88	2.60	2.20	2.00	-12.0%
4Mb	4.30	3.26	2.48	2.20	2.40	2.10	1.80	1.50	1.42	1.20	1.10	-12.1%
8Mb	2.65	2.25	1.40	1.20	1.30	1.10	0.99	0.83	0.76	0.65	—	-100.0%
16Mb	2.30	1.30	0.76	0.63	0.70	0.60	0.52	0.44	0.40	0.35	0.33	-11.5%
32Mb	1.90	1.03	0.42	0.34	0.38	0.33	0.27	0.23	0.21	0.19	0.18	-11.6%
48Mb	—	0.55	0.31	0.26	—	—	—	—	—	—	—	NA
64Mb	—	0.78	0.30	0.23	0.26	0.23	0.19	0.15	0.14	0.11	0.10	-15.4%
128Mb	—	—	0.31	0.27	0.25	0.23	0.19	0.16	0.14	0.11	0.10	-15.6%
256Mb	—	—	—	0.30	0.26	0.22	0.18	0.15	0.13	0.11	0.09	-17.3%
512Mb	—	—	—	—	—	—	0.17	0.13	0.12	0.09	0.08	NA
1Gb	—	—	—	—	—	—	—	—	—	0.09	0.08	NA
Average	4.86	2.87	0.91	0.54	0.41	0.30	0.23	0.18	0.15	0.11	0.09	-21.4%
ASP per 512Mb Equivalent	310.82	183.61	58.30	34.24	26.55	19.24	14.85	11.32	9.41	7.23	5.76	-21.4%
Growth	NA	-40.9%	-68.2%	-41.3%	-22.5%	-27.5%	-22.8%	-23.8%	-16.8%	-23.2%	-20.4%

NA = not applicable

Source: Gartner Dataquest (August 2006)

Chapter 8
EEPROM Market Statistics

List of Tables

8-1           Worldwide EEPROM Revenue History and Forecast, 2000-2010 (Millions of U.S. Dollars)
8-2           Worldwide EEPROM Shipment History and Forecast, 2000-2010 (Millions of Units)
8-3           Worldwide EEPROM ASP History and Forecast, 2000-2010 (U.S. Dollars)
8-4           Worldwide EEPROM Shipment History and Forecast, 2000-2010 (Millions of Megabytes)
8-5           Worldwide EEPROM ASP per Megabyte History and Forecast, 2000-2010 (U.S. Dollars)

Table 8-1      (Top)      (Front Page)

Worldwide EEPROM Revenue History and Forecast, 2000-2010 (Millions of U.S. Dollars)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	CAGR 2005-2010
128 Bit	3.9	2.2	2.2	2.5	3.5	2.1	1.5	1.0	0.8	0.5	0.4	-30.1%
256 Bit	110.8	88.7	102.2	90.8	86.6	67.0	56.0	43.2	36.9	26.0	20.7	-20.9%
512 Bit	—	—	—	—	—	—	—	—	—	—	—	NA
1Kb	117.9	82.4	92.0	86.8	104.0	81.0	72.6	65.0	71.0	58.5	50.0	-9.2%
2Kb	157.8	73.9	112.2	101.0	189.8	132.0	120.4	107.3	113.8	93.5	82.5	-9.0%
4Kb	97.4	49.4	54.9	52.1	59.5	51.2	45.0	40.6	46.2	36.0	30.3	-10.0%
8Kb	143.7	107.9	72.5	77.8	79.9	67.8	60.0	52.5	61.5	49.0	42.3	-9.0%
16Kb	129.9	96.4	80.5	103.9	104.9	90.3	90.0	72.0	80.0	67.5	59.5	-8.0%
32Kb	52.5	35.3	24.2	30.8	30.9	36.8	45.0	45.0	50.4	40.0	33.8	-1.7%
64Kb	152.8	92.2	51.7	62.4	83.1	72.0	75.0	65.3	71.4	58.5	50.0	-7.0%
128Kb	56.2	26.4	28.6	47.9	37.6	38.3	36.0	33.6	30.0	21.6	17.3	-14.6%
256Kb	260.2	196.2	74.4	80.9	79.0	92.4	96.0	93.8	81.2	55.8	45.4	-13.3%
512Kb	1.1	2.6	23.1	39.6	46.8	60.1	65.5	69.6	62.3	46.9	37.8	-8.8%
1Mb	29.1	21.1	19.8	42.7	60.3	94.1	108.6	117.8	125.9	120.1	103.0	1.8%
2Mb	5.6	9.2	7.4	18.5	22.6	37.0	49.5	65.0	89.3	95.4	102.0	22.5%
4Mb	0.0	0.9	0.0	0.4	11.6	32.2	51.8	67.5	82.6	101.5	132.1	32.7%
Total	1,319.0	884.7	745.9	838.0	1,000.0	954.0	972.8	939.0	1,003.1	870.8	807.0	-3.3%
Growth	NA	-32.9%	-15.7%	12.3%	19.3%	-4.6%	2.0%	-3.5%	6.8%	-13.2%	-7.3%

NA = not applicable

Source: Gartner Dataquest (August 2006)

Table 8-2      (Top)      (Front Page)

Worldwide EEPROM Shipment History and Forecast, 2000-2010 (Millions of Units)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	CAGR 2005-2010
128 Bit	24.6	17.0	24.8	27.5	44.7	30.0	25.0	20.0	15.0	12.0	10.0	-19.7%
256 Bit	692.6	887.1	1,135.8	1,009.4	1,018.9	870.0	800.0	720.0	615.0	520.0	460.0	-12.0%
512 Bit	—	—	—	—	—	—	—	—	—	—	—	NA
1Kb	421.0	374.7	585.9	597.4	800.3	675.0	660.0	650.0	710.0	650.0	625.0	-1.5%
2Kb	478.2	284.3	623.5	578.5	1,186.1	880.0	860.0	825.0	875.0	850.0	825.0	-1.3%
4Kb	278.2	183.1	288.7	282.5	350.2	320.0	300.0	290.0	330.0	300.0	275.0	-3.0%
8Kb	368.5	359.8	345.4	380.3	443.8	399.0	375.0	350.0	410.0	350.0	325.0	-4.0%
16Kb	288.6	283.5	350.0	464.4	524.7	475.0	500.0	450.0	500.0	450.0	425.0	-2.2%
32Kb	99.1	86.1	93.3	121.9	140.4	175.0	225.0	250.0	280.0	250.0	225.0	5.2%
64Kb	179.7	156.2	123.1	156.9	251.9	225.0	250.0	225.0	255.0	225.0	200.0	-2.3%
128Kb	46.9	33.4	49.3	89.2	81.7	85.0	90.0	80.0	75.0	60.0	51.0	-9.7%
256Kb	129.5	141.1	71.6	81.2	92.9	110.0	120.0	125.0	116.0	90.0	81.0	-5.9%
512Kb	0.4	1.3	18.5	35.8	49.8	66.0	77.0	87.0	83.0	71.0	63.0	-0.9%
1Mb	5.8	6.8	9.0	20.8	35.5	57.0	70.0	79.1	90.0	96.1	92.0	10.0%
2Mb	0.7	1.6	2.0	5.3	7.1	12.5	18.0	26.0	38.0	45.0	51.0	32.5%
4Mb	0.0	0.1	0.0	0.1	2.5	7.5	13.0	19.0	25.4	35.0	48.0	45.0%
Total	3,013.8	2,816.0	3,720.9	3,851.0	5,030.4	4,387.0	4,383.0	4,196.1	4,417.4	4,004.1	3,756.0	-3.1%
Growth	NA	-6.6%	32.1%	3.5%	30.6%	-12.8%	-0.1%	-4.3%	5.3%	-9.4%	-6.2%

NA = not applicable

Source: Gartner Dataquest (August 2006)

Table 8-3      (Top)      (Front Page)

Worldwide EEPROM ASP History and Forecast, 2000-2010 (U.S. Dollars)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	CAGR 2005-2010
128 Bit	0.16	0.13	0.09	0.09	0.08	0.07	0.06	0.05	0.05	0.04	0.04	-12.9%
256 Bit	0.16	0.10	0.09	0.09	0.09	0.08	0.07	0.06	0.06	0.05	0.05	-10.2%
512 Bit	—	—	—	—	—	—	—	—	—	—	—	NA
1Kb	0.28	0.22	0.16	0.15	0.13	0.12	0.11	0.10	0.10	0.09	0.08	-7.8%
2Kb	0.33	0.26	0.18	0.17	0.16	0.15	0.14	0.13	0.13	0.11	0.10	-7.8%
4Kb	0.35	0.27	0.19	0.18	0.17	0.16	0.15	0.14	0.14	0.12	0.11	-7.2%
8Kb	0.39	0.30	0.21	0.20	0.18	0.17	0.16	0.15	0.15	0.14	0.13	-5.2%
16Kb	0.45	0.34	0.23	0.22	0.20	0.19	0.18	0.16	0.16	0.15	0.14	-5.9%
32Kb	0.53	0.41	0.26	0.25	0.22	0.21	0.20	0.18	0.18	0.16	0.15	-6.5%
64Kb	0.85	0.59	0.42	0.40	0.33	0.32	0.30	0.29	0.28	0.26	0.25	-4.8%
128Kb	1.20	0.79	0.58	0.54	0.46	0.45	0.40	0.42	0.40	0.36	0.34	-5.5%
256Kb	2.01	1.39	1.04	1.00	0.85	0.84	0.80	0.75	0.70	0.62	0.56	-7.8%
512Kb	3.00	2.00	1.25	1.11	0.94	0.91	0.85	0.80	0.75	0.66	0.60	-8.0%
1Mb	5.00	3.10	2.20	2.05	1.70	1.65	1.55	1.49	1.40	1.25	1.12	-7.5%
2Mb	8.00	5.75	3.70	3.48	3.20	2.96	2.75	2.50	2.35	2.12	2.00	-7.5%
4Mb	11.00	8.50	5.37	5.23	4.70	4.30	3.98	3.55	3.25	2.90	2.75	-8.5%
Average	0.44	0.31	0.20	0.22	0.20	0.22	0.22	0.22	0.23	0.22	0.21	-0.2%
Growth	NA	-28.2%	-36.2%	8.5%	-8.6%	9.4%	2.1%	0.8%	1.5%	-4.2%	-1.2%

NA = not applicable

Source: Gartner Dataquest (August 2006)

Table 8-4      (Top)      (Front Page)

Worldwide EEPROM Shipment History and Forecast, 2000-2010 (Millions of Megabytes)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	CAGR 2005-2010
128 Bit	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	-19.7%
256 Bit	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	-12.0%
512 Bit	—	—	—	—	—	—	—	—	—	—	—	NA
1Kb	0.1	0.0	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	-1.5%
2Kb	0.1	0.1	0.2	0.1	0.3	0.2	0.2	0.2	0.2	0.2	0.2	-1.3%
4Kb	0.1	0.1	0.1	0.1	0.2	0.2	0.1	0.1	0.2	0.1	0.1	-3.0%
8Kb	0.4	0.4	0.3	0.4	0.4	0.4	0.4	0.3	0.4	0.3	0.3	-4.0%
16Kb	0.6	0.6	0.7	0.9	1.0	0.9	1.0	0.9	1.0	0.9	0.8	-2.2%
32Kb	0.4	0.3	0.4	0.5	0.5	0.7	0.9	1.0	1.1	1.0	0.9	5.2%
64Kb	1.4	1.2	1.0	1.2	2.0	1.8	2.0	1.8	2.0	1.8	1.6	-2.3%
128Kb	0.7	0.5	0.8	1.4	1.3	1.3	1.4	1.3	1.2	0.9	0.8	-9.7%
256Kb	4.0	4.4	2.2	2.5	2.9	3.4	3.8	3.9	3.6	2.8	2.5	-5.9%
512Kb	0.0	0.1	1.2	2.2	3.1	4.1	4.8	5.4	5.2	4.4	3.9	-0.9%
1Mb	0.7	0.9	1.1	2.6	4.4	7.1	8.8	9.9	11.2	12.0	11.5	10.0%
2Mb	0.2	0.4	0.5	1.3	1.8	3.1	4.5	6.5	9.5	11.3	12.8	32.5%
4Mb	0.0	0.1	0.0	0.0	1.2	3.7	6.5	9.5	12.7	17.5	24.0	45.0%
Total	8.7	9.0	8.5	13.5	19.3	27.1	34.4	40.9	48.4	53.4	59.5	17.0%
Growth	NA	3.0%	-5.2%	58.1%	42.8%	40.7%	26.7%	19.0%	18.3%	10.3%	11.6%

NA = not applicable

Source: Gartner Dataquest (August 2006)

Table 8-5      (Top)      (Front Page)

Worldwide EEPROM ASP per Megabyte History and Forecast, 2000-2010 (U.S. Dollars)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	CAGR 2005-2010
128 Bit	10,485.76	8,519.68	5,898.24	5,871.23	5,111.81	4,587.52	3,932.16	3,276.80	3,276.80	2,621.44	2,293.76	-12.9%
256 Bit	5,242.88	3,276.80	2,949.12	2,947.83	2,785.28	2,523.14	2,293.76	1,966.08	1,966.08	1,638.40	1,474.56	-10.2%
512 Bit	—	—	—	—	—	—	—	—	—	—	—	NA
1Kb	2,293.76	1,802.24	1,286.14	1,189.76	1,064.96	983.04	901.12	819.20	819.20	737.28	655.36	-7.8%
2Kb	1,351.68	1,064.96	737.28	714.99	655.36	614.40	573.44	532.48	532.48	450.56	409.60	-7.8%
4Kb	716.80	552.96	389.12	377.43	348.16	327.68	307.20	286.72	286.72	245.76	225.28	-7.2%
8Kb	399.36	307.20	215.04	209.39	184.32	174.08	163.84	153.60	153.60	143.36	133.12	-5.2%
16Kb	230.40	174.08	117.76	114.60	102.40	97.28	92.16	81.92	81.92	76.80	71.68	-5.9%
32Kb	135.68	104.96	66.56	64.70	56.32	53.76	51.20	46.08	46.08	40.96	38.40	-6.5%
64Kb	108.80	75.52	53.76	50.95	42.24	40.96	38.40	37.12	35.84	33.28	32.00	-4.8%
128Kb	76.80	50.56	37.12	34.35	29.44	28.80	25.60	26.88	25.60	23.04	21.76	-5.5%
256Kb	64.32	44.48	33.28	31.90	27.20	26.88	25.60	24.00	22.40	19.84	17.92	-7.8%
512Kb	48.00	32.00	20.00	17.71	15.04	14.56	13.60	12.80	12.00	10.56	9.60	-8.0%
1Mb	40.00	24.80	17.60	16.41	13.60	13.20	12.40	11.92	11.20	10.00	8.96	-7.5%
2Mb	32.00	23.00	14.80	13.92	12.80	11.84	11.00	10.00	9.40	8.48	8.00	-7.5%
4Mb	22.00	17.00	10.74	10.47	9.40	8.60	7.97	7.10	6.50	5.80	5.51	-8.5%
Average	150.82	98.24	87.35	62.08	51.86	35.18	28.31	22.97	20.74	16.32	13.56	-17.4%
ASP per 512Mb Equivalent	9,652.49	6,287.47	5,590.69	3,973.14	3,319.26	2,251.40	1,811.94	1,470.19	1,327.22	1,044.49	867.56	-17.4%
Growth	NA	-34.9%	-11.1%	-28.9%	-16.5%	-32.2%	-19.5%	-18.9%	-9.7%	-21.3%	-16.9%

NA = not applicable

Source: Gartner Dataquest (August 2006)

Chapter 9

Mask ROM Market Statistics

List of Tables
9-1	Worldwide Mask ROM Revenue History and Forecast, 2000-2010 (Millions of U.S. Dollars)
9-2	Worldwide Mask ROM Shipment History and Forecast, 2000-2010 (Millions of Units)
9-3	Worldwide Mask ROM ASP History and Forecast, 2000-2010 (U.S. Dollars)
9-4	Worldwide Mask ROM Shipment History and Forecast, 2000-2010 (Millions of Megabytes)
9-5	Worldwide Mask ROM ASP per Megabyte History and Forecast, 2000-2010 (U.S. Dollars)

Table 9-1      (Top)      (Front Page)

Worldwide Mask ROM Revenue History and Forecast, 2000-2010 (Millions of U.S. Dollars)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	CAGR 2005- 2010
64Kb	—	—	—	—	—	—	—	—	—	—	—	NA
128Kb	—	—	—	—	—	—	—	—	—	—	—	NA
256Kb	—	—	—	—	—	—	—	—	—	—	—	NA
512Kb	0.1	—	—	—	—	—	—	—	—	—	—	NA
1Mb	3.4	0.5	0.0	0.0	—	—	—	—	—	—	—	NA
2Mb	10.7	1.5	0.1	0.3	0.2	—	—	—	—	—	—	NA
4Mb	78.7	29.1	26.5	4.5	3.4	2.0	—	—	—	—	—	-100.0%
8Mb	108.0	40.8	26.0	7.6	8.4	5.0	3.2	1.6	0.9	—	—	-100.0%
16Mb	107.4	53.9	32.3	11.1	4.8	3.5	2.8	1.0	0.5	—	—	-100.0%
24Mb	1.1	—	—	—	—	—	—	—	—	—	—	NA
32Mb	203.2	186.3	92.2	52.1	40.9	25.0	16.2	9.0	5.2	2.8	1.0	-47.5%
64Mb	183.8	203.2	130.2	105.9	95.1	56.3	42.0	23.8	15.3	7.8	3.0	-44.4%
96Mb	27.7	5.2	0.2	—	—	—	—	—	—	—	—	NA
128Mb	163.7	66.7	74.5	114.1	118.2	105.0	85.7	51.4	27.1	12.3	5.6	-44.4%
256Mb	300.3	88.3	7.1	8.7	22.0	41.8	54.4	68.8	72.0	35.0	20.8	-13.0%
512Mb	—	—	30.4	57.6	61.1	57.4	74.8	86.7	99.2	84.8	61.3	1.3%
1Gb	—	—	—	—	—	—	10.8	19.5	35.0	51.0	61.6	NA
2Gb	—	—	—	—	—	—	—	2.0	17.9	25.0	35.0	NA
4Gb	—	—	—	—	—	—	—	—	—	2.5	9.8	NA
Total	1,188.0	675.5	419.5	362.0	354.0	296.0	289.8	263.8	273.1	221.2	198.0	-7.7%
Growth	NA	-43.1%	-37.9%	-13.7%	-2.2%	-16.4%	-2.1%	-9.0%	3.6%	-19.0%	-10.5%

NA = not applicable

Source: Gartner Dataquest (August 2006)

Table 9-2      (Top)      (Front Page)

Worldwide Mask ROM Shipment History and Forecast, 2000-2010 (Millions of Units)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	CAGR 2005- 2010
64Kb	—	—	—	—	—	—	—	—	—	—	—	NA
128Kb	—	—	—	—	—	—	—	—	—	—	—	NA
256Kb	—	—	—	—	—	—	—	—	—	—	—	NA
512Kb	0.2	—	—	—	—	—	—	—	—	—	—	NA
1Mb	5.6	1.1	0.0	0.1	—	—	—	—	—	—	—	NA
2Mb	15.3	2.5	0.3	0.7	0.5	—	—	—	—	—	—	NA
4Mb	87.5	40.4	47.3	9.1	7.5	5.0	—	—	—	—	—	-100.0%
8Mb	102.8	46.9	40.0	12.4	15.3	10.0	7.0	4.0	2.0	—	—	-100.0%
16Mb	85.9	53.9	41.4	15.3	7.3	6.0	5.0	2.0	1.0	—	—	-100.0%
24Mb	0.5	—	—	—	—	—	—	—	—	—	—	NA
32Mb	60.7	67.7	60.3	38.3	32.7	25.0	18.0	12.0	8.0	5.0	2.0	-39.7%
64Mb	35.1	45.4	64.4	55.5	56.6	45.0	35.0	25.0	18.0	12.0	5.0	-35.6%
96Mb	4.3	1.1	0.1	—	—	—	—	—	—	—	—	NA
128Mb	23.1	12.5	24.4	40.9	45.5	50.0	45.1	33.2	20.1	12.3	7.0	-32.5%
256Mb	24.9	9.5	1.0	1.6	4.4	11.0	16.0	25.0	30.0	20.0	13.9	4.7%
512Mb	—	—	2.8	5.9	6.6	7.9	12.0	17.0	21.6	24.2	22.3	23.0%
1Gb	—	—	—	—	—	—	0.9	2.0	4.0	7.5	11.2	NA
2Gb	—	—	—	—	—	—	—	0.1	1.0	2.0	3.5	NA
4Gb	—	—	—	—	—	—	—	—	—	0.1	0.5	NA
Total	445.8	281.1	282.1	179.8	176.3	159.9	139.0	120.3	105.6	83.1	65.3	-16.4%
Growth	NA	-37.0%	0.4%	-36.3%	-2.0%	-9.3%	-13.1%	-13.4%	-12.2%	-21.3%	-21.4%

NA = not applicable

Source: Gartner Dataquest (August 2006)

Table 9-3      (Top)      (Front Page)

Worldwide Mask ROM ASP History and Forecast, 2000-2010 (U.S. Dollars)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	CAGR 2005- 2010
64Kb	—	—	—	—	—	—	—	—	—	—	—	NA
128Kb	—	—	—	—	—	—	—	—	—	—	—	NA
256Kb	—	—	—	—	—	—	—	—	—	—	—	NA
512Kb	0.55	—	—	—	—	—	—	—	—	—	—	NA
1Mb	0.60	0.50	0.31	0.27	—	—	—	—	—	—	—	NA
2Mb	0.70	0.60	0.41	0.37	0.35	—	—	—	—	—	—	NA
4Mb	0.90	0.72	0.56	0.50	0.45	0.40	—	—	—	—	—	-100.0%
8Mb	1.05	0.87	0.65	0.62	0.55	0.50	0.45	0.40	0.45	—	—	-100.0%
16Mb	1.25	1.00	0.78	0.73	0.66	0.59	0.55	0.50	0.50	—	—	-100.0%
24Mb	2.00	—	—	—	—	—	—	—	—	—	—	NA
32Mb	3.35	2.75	1.53	1.36	1.25	1.00	0.90	0.75	0.65	0.55	0.50	-12.9%
64Mb	5.24	4.47	2.02	1.91	1.68	1.25	1.20	0.95	0.85	0.65	0.60	-13.7%
96Mb	6.50	4.75	2.00	—	—	—	—	—	—	—	—	NA
128Mb	7.08	5.35	3.05	2.79	2.60	2.10	1.90	1.55	1.35	1.00	0.80	-17.6%
256Mb	12.05	9.30	6.97	5.36	5.00	3.80	3.40	2.75	2.40	1.75	1.50	-17.0%
512Mb	—	—	11.00	9.74	9.31	7.25	6.25	5.10	4.60	3.50	2.75	-17.6%
1Gb	—	—	—	—	—	—	12.00	9.75	8.75	6.80	5.50	NA
2Gb	—	—	—	—	—	—	25.00	20.10	17.91	12.50	10.00	NA
4Gb	—	—	—	—	—	—	—	—	—	25.22	19.55	NA
Average	2.66	2.40	1.49	2.01	2.01	1.85	2.09	2.19	2.59	2.66	3.03	10.4%
Growth	NA	-9.8%	-38.1%	35.4%	-0.2%	-7.8%	12.7%	5.2%	17.9%	2.9%	13.9%

NA = not applicable

Source: Gartner Dataquest (August 2006)

Table 9-4      (Top)      (Front Page)

Worldwide Mask ROM Shipment History and Forecast, 2000-2010 (Millions of Megabytes)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	CAGR 2005- 2010
64Kb	—	—	—	—	—	—	—	—	—	—	—	NA
128Kb	—	—	—	—	—	—	—	—	—	—	—	NA
256Kb	—	—	—	—	—	—	—	—	—	—	—	NA
512Kb	0.0	—	—	—	—	—	—	—	—	—	—	NA
1Mb	0.7	0.1	0.0	0.0	—	—	—	—	—	—	—	NA
2Mb	3.8	0.6	0.1	0.2	0.1	—	—	—	—	—	—	NA
4Mb	43.7	20.2	23.7	4.5	3.7	2.5	—	—	—	—	—	-100.0%
8Mb	102.8	46.9	40.0	12.4	15.3	10.0	7.0	4.0	2.0	—	—	-100.0%
16Mb	171.8	107.7	82.9	30.5	14.6	12.0	10.0	4.0	2.0	—	—	-100.0%
24Mb	1.6	—	—	—	—	—	—	—	—	—	—	NA
32Mb	242.6	271.0	241.2	153.3	130.7	100.0	72.0	48.0	32.0	20.0	8.0	-39.7%
64Mb	280.6	363.6	515.5	443.6	452.6	360.0	280.0	200.0	144.0	96.0	40.0	-35.6%
96Mb	51.2	13.2	1.0	—	—	—	—	—	—	—	—	NA
128Mb	369.9	199.5	390.8	654.1	727.6	800.0	721.3	530.6	321.2	196.2	112.0	-32.5%
256Mb	797.4	303.7	32.4	52.1	140.8	352.0	512.0	800.0	960.0	640.0	443.8	4.7%
512Mb	—	—	177.2	378.6	420.2	506.8	766.3	1,088.6	1,380.7	1,550.9	1,425.8	23.0%
1Gb	—	—	—	—	—	—	115.2	256.0	512.0	960.0	1,433.6	NA
2Gb	—	—	—	—	—	—	—	25.6	256.0	512.0	896.0	NA
4Gb	—	—	—	—	—	—	—	—	—	51.2	256.0	NA
Total	2,066.2	1,326.6	1,504.7	1,729.3	1,905.7	2,143.3	2,483.8	2,956.8	3,609.9	4,026.4	4,615.2	16.6%
Growth	NA	-35.8%	13.4%	14.9%	10.2%	12.5%	15.9%	19.0%	22.1%	11.5%	14.6%

NA = not applicable

Source: Gartner Dataquest (August 2006)

Table 9-5      (Top)      (Front Page)

Worldwide Mask ROM ASP per Megabyte History and Forecast, 2000-2010 (U.S. Dollars)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	CAGR 2005- 2010
64Kb	—	—	—	—	—	—	—	—	—	—	—	NA
128Kb	—	—	—	—	—	—	—	—	—	—	—	NA
256Kb	—	—	—	—	—	—	—	—	—	—	—	NA
512Kb	8.80	—	—	—	—	—	—	—	—	—	—	NA
1Mb	4.80	4.00	2.48	2.16	—	—	—	—	—	—	—	NA
2Mb	2.80	2.40	1.64	1.48	1.40	—	—	—	—	—	—	NA
4Mb	1.80	1.44	1.12	1.00	0.90	0.80	—	—	—	—	—	-100.0%
8Mb	1.05	0.87	0.65	0.62	0.55	0.50	0.45	0.40	0.45	—	—	-100.0%
16Mb	0.63	0.50	0.39	0.36	0.33	0.30	0.28	0.25	0.25	—	—	-100.0%
24Mb	0.67	—	—	—	—	—	—	—	—	—	—	NA
32Mb	0.84	0.69	0.38	0.34	0.31	0.25	0.23	0.19	0.16	0.14	0.13	-12.9%
64Mb	0.66	0.56	0.25	0.24	0.21	0.16	0.15	0.12	0.11	0.08	0.08	-13.7%
96Mb	0.54	0.40	0.17	—	—	—	—	—	—	—	—	NA
128Mb	0.44	0.33	0.19	0.17	0.16	0.13	0.12	0.10	0.08	0.06	0.05	-17.6%
256Mb	0.38	0.29	0.22	0.17	0.16	0.12	0.11	0.09	0.08	0.05	0.05	-17.0%
512Mb	—	—	0.17	0.15	0.15	0.11	0.10	0.08	0.07	0.05	0.04	-17.6%
1Gb	—	—	—	—	—	—	0.09	0.08	0.07	0.05	0.04	NA
2Gb	—	—	—	—	—	—	—	0.08	0.07	0.05	0.04	NA
4Gb	—	—	—	—	—	—	—	—	—	0.05	0.04	NA
Average	0.57	0.51	0.28	0.21	0.19	0.14	0.12	0.09	0.08	0.05	0.04	-20.8%
ASP per 512Mb Equivalent	36.80	32.59	17.84	13.40	11.89	8.84	7.47	5.71	4.84	3.52	2.75	-20.8%
Growth	NA	-11.4%	-45.2%	-24.9%	-11.3%	-25.7%	-15.5%	-23.5%	-15.2%	-27.4%	-21.9%

NA = not applicable

Source: Gartner Dataquest (August 2006)

Chapter 10

Glossary of Terms

                List of Tables

10-1         Report Glossary

Table 10-1	(Top)	(Front Page)
Report Glossary

Acronym/Abbreviation	Definition
AND	the AND binary function, in which 1 AND 1 = 1
ASP	average selling price
CAGR	compound annual growth rate
DRAM	dynamic RAM
EEPROM	electronically erasable programmable read-only memory
EPROM	erasable programmable read-only memory
Gb	gigabits
GB	gigabytes
Kb	kilobits
Mb	megabits
MB	megabytes
NA	not applicable
NAND	not AND (the inverse of the AND function)
NM	not meaningful
NOR	not OR (the inverse of the OR function)
ns	nanoseconds
OR	the OR binary function, in which 1 OR 1 = 1
RAM	random-access memory
ROM	read-only memory
SRAM	static RAM

Source: Gartner Dataquest (August 2006)

Exhibit B